No. 82-4427

AVALON VENTURES LTD.
VSE-AVL

130 Adelaide St. W., Suite 1901, Toronto, Ontario M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail mquinn@avalonventures.com
Internet: http://www.avalonventures.com

VIA COURIER

08004566

August 26, 2008

SUPPL

RECEIVED 2008 AUG 28 A 8:21

Office of International Corporate Finance
US Securities & Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C 20549.
USA

Attention: Mr. Michael Coco

Re: Avalon Ventures Ltd. (the "Company") - File No. 82-4427

Dear Mr. Coco:

Please be advised the attached disclosure documents have been filed by the Company in Canada and are being sent to you for filing with the US Securities & Exchange Commission.

1. SEDI (System for Electronic Disclosure by Insiders) Report of Insider Transactions for the period of May 12, 2008- August 26, 2008;

2. Interim Financial statements for the 9 months ending May 31, 2008;

3. MD&A for the 9 months ending May 31, 2008;

4. News releases dated: May 21, 2008, June 25, 2008 & July 30, 2008;

5. ON Form 52-109F2 (Certification of interim filings - CFO & CEO);

6. Notice of Articles filed on Sedar on June 2, 2008; and

7. Articles of Avalon Ventures Ltd filed on Sedar on June 2, 2008

PROCESSED
AUG 29 2008
THOMSON REUTERS

Current shares outstanding to August 26, 2008 is 64,649,748.

I trust the enclosed documentation is satisfactory but should you have any concerns do not hesitate to contact me.

Yours truly

AVALON VENTURES LTD.

Mary Quinn

Mary Quinn
Corporate Secretary
mq:am
Encls.

No. 82-4427

RECEIVED

2008-08-26 10:02 ET

Insider transaction detail - View details for issuer

Transactions sorted by : **Insider**
Issuer name : **Avalon (Starts with)**
Transaction date range : **May 12, 2008 - August 26, 2008**
Debt securities : **Bonds, Commercial Paper, Convertible Debentures, Convertible Notes, Debentures, Medium Term notes, Notes, Promissory Notes, Other**
Equity securities : **American Depository Receipts, Common Shares, Convertible Preferred Shares, Exchangeable Shares, General Partnership Units, Instalment Receipts, Limited Partnership Units, Multiple Voting Shares, Non-Voting Shares, Participation Units, Preferred Shares, Special Shares, Subordinate Voting Shares, Trust Units, Units, Other**
Third party derivatives : **Equity Swap - Long Position, Equity Swap - Short Position, Exchange Traded Call Options, Exchange Traded Put Options, Forward Purchase, Forward Sale, Futures Contract - Long Position, Futures Contract - Short Position, OTC Calls (including Private Options to Purchase), OTC Puts (including Private Options to Sell), Other**
Issuer derivatives : **Options, Rights, Special Warrants, Subscription Rights, Warrants, Other**

Issuer name: Avalon Ventures Ltd

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Andersen, Robert James													
Insider's Relationship to Issuer: 5 - Senior Officer of Issuer													
Security designation: Common Shares													
1249028	2008-07-17	2008-07-18	Indirect Ownership : Andersen & Company Professional Corporation	10 - Acquisition or disposition in the public market	-10,000	1.9000	40,000	40,000					

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered *holder, if applicable*)	Nature of transaction	Number or value acquired *or disposed of*	Unit price or exercise *price*	Closing balance	Insider's calculated *balance*	Conversion or exercise *price*	Date of expiry or *maturity* YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Bubar, Donald Stephen													
Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer													
Security designation: Common Shares													
1239850	2008-06-27	2008-07-04	Direct Ownership :	10 - Acquisition or disposition in the public market	-900	1.8500	1,358,100						
1239852	2008-06-30	2008-07-04	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,000	1.8500	1,354,100						
1239854	2008-07-02	2008-07-04	Direct Ownership :	10 - Acquisition or disposition in the public market	-700	1.8500	1,353,400						
1239856	2008-07-03	2008-07-04	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,000	1.8500	1,351,400						
1239881	2008-07-04	2008-07-04	Direct Ownership :	10 - Acquisition or disposition in the public market	-4,400	1.8000	1,347,000						
Insider name: MacEachen, Brian													
Insider's Relationship to Issuer: 4 - Director of Issuer													
Security designation: Common Shares													
1206560	2008-05-14	2008-05-20	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.3000	302,500						

No. 82-4427

Financial Statements

Avalon Ventures Ltd.

For the Nine Months Ended May 31, 2008

Unaudited - See Notice to Reader

INDEX

NOTICE TO READER

The accompanying unaudited interim financial statements have been prepared by the Company's management and the Company's independent auditors have not performed a review of these financial statements.

Avalon Ventures Ltd.

Balance Sheets
As at May 31, 2008 and August 31, 2007
Unaudited - See Notice to Reader

	May 31, 2008	August 31, 2007
Assets		
Current Assets		
Cash and cash equivalents	$ 13,346,472	$ 1,562,102
Receivables	352,519	174,651
Prepaid expenses	52,840	63,817
	13,751,831	1,800,570
Investments Available for Sale	3,044	3,044
Resource Properties (note 2)	11,309,932	7,255,442
Property, Plant and Equipment	180,752	71,663
	$ 25,245,559	$ 9,130,719
Liabilities		
Current Liabilities		
Accounts payable	$ 1,078,688	$ 626,635
Shareholders' Equity		
Share Capital (note 3)	43,076,462	26,910,660
Contributed Surplus (note 4)	54,175	38,376
Deficit	(18,954,667)	(18,435,853)
Accumulated Other Comprehensive Loss	(9,099)	(9,099)
	24,166,871	8,504,084
	$ 25,245,559	$ 9,130,719

Approved on behalf of the Board

"Donald S. Bubar", Director

"Brian MacEachen", Director

Avalon Ventures Ltd.

Statements of Operations and Deficit
For the Periods Ended May 31
Unaudited - See Notice to Reader

	Nine Months Ended		Three Months Ended	
	May 31, 2008	May 31, 2007	May 31, 2008	May 31, 2007
Revenue				
Interest income	$ 257,536	$ 71,380	$ 93,778	$ 28,502
Expenses				
Amortization	30,984	12,595	19,015	6,380
Consulting fees	32,985	15,665	13,212	2,925
Directors' fees	31,000	10,485	11,000	2,500
Insurance	35,045	31,387	14,481	10,462
Interest and financing costs	69,799	46,991	40,586	42,368
Office and general	27,911	13,894	10,671	7,990
Professional fees	138,181	53,104	51,480	14,034
Public and investor relations	414,266	183,078	177,233	62,118
Rent and utilities	81,131	40,426	27,867	19,962
Salaries and benefits	501,031	211,223	155,813	81,560
Shareholders' information	23,399	38,938	1,916	497
Stock based compensation	444,677	320,347	162,725	60,162
Transfer and filing fees	200,656	28,410	2,801	3,844
Travel	128,785	46,369	43,318	17,554
	2,159,850	1,052,912	732,118	332,356
Loss Before the Undernoted Items	(1,902,314)	(981,532)	(638,340)	(303,854)
Gain on Sale of Investments	-	35,598	-	-
Recoveries of Resource Properties (note 5)	10,000	-	-	-
Loss before Income Taxes	(1,892,314)	(945,934)	(638,340)	(303,854)
Recovery of Future Income Taxes	1,373,500	488,250	-	488,250
Net Income (Loss) for the Period	(518,814)	(457,684)	(638,340)	184,396
Deficit - Beginning of Period	(18,435,853)	(17,532,834)	(18,316,327)	(18,174,914)
Deficit - End of Period	$ (18,954,667)	$ (17,990,518)	$ (18,954,667)	$ (17,990,518)
Loss per Share, basic and fully diluted	$ (0.01)	$ (0.01)	$ (0.01)	$ -
Weighted Average Number of Common Shares Outstanding, basic and fully diluted	60,653,770	49,987,237	64,470,590	51,517,786

Avalon Ventures Ltd.

Statements of Comprehensive Income (Loss)
For the Periods Ended May 31
Unaudited - See Notice to Reader

	Nine Months Ended		Three Months Ended	
	May 31, 2008	May 31, 2007	May 31, 2008	May 31, 2007
Net Income (Loss) for the period	$ (518,814)	$ (457,684)	$ (638,340)	$ 184,396
Other Comprehensive Income	-	-	-	-
Comprehensive Income (Loss) for the period	$ (518,814)	$ (457,684)	$ (638,340)	$ 184,396

Avalon Ventures Ltd.

Cash Flow Statements
For the Periods Ended May 31
Unaudited - See Notice to Reader

	Nine Months Ended		Three Months Ended	
	May 31, 2008	May 31, 2007	May 31, 2008	May 31, 2007
Cash Flows from Operating Activities				
Cash paid to suppliers and employees	$ (1,585,854)	$ (650,910)	$ (642,072)	$ (286,513)
Interest received	257,536	71,380	93,778	28,502
Interest paid	(45,273)	-	-	-
	(1,373,591)	(579,530)	(548,294)	(258,011)
Cash Flows from Financing Activities				
Share capital - private placements	15,527,155	1,556,100	-	-
Share capital - exercise of warrants	1,317,769	496,726	-	27,500
Share capital - exercise of options	265,500	382,750	89,500	107,750
	17,110,424	2,435,576	89,500	135,250
Cash Flows from Investing Activities				
Resource property expenditures	(3,822,390)	(1,091,703)	(1,919,017)	(541,308)
Recoveries of resource properties	10,000	-	-	-
Proceeds from sale of investments	-	45,598	-	-
Purchase of property, plant, and equipment	(140,073)	(41,143)	(103,725)	(21,312)
	(3,952,463)	(1,087,248)	(2,022,742)	(562,620)
Change in cash and cash equivalents	11,784,370	768,798	(2,481,536)	(685,381)
Cash and cash equivalents - beginning of period	1,562,102	2,023,139	15,828,008	3,477,318
Cash and cash equivalents - end of period	$ 13,346,472	$ 2,791,937	$ 13,346,472	$ 2,791,937

1. Accounting Policies

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual financial statements except for the changes made to adopt to the new accounting standards as described in the following paragraph. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim financial statements should be read together with the audited financial statements and the accompanying notes included in the Company's 2007 annual report.

a) New Accounting Policy

On September 1, 2007 the Company adopted the new recommendations of the CICA's Handbook Section 1506, "Accounting Changes". Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financials statements providing more reliable and more relevant information, require changes in accounting policy to be applied retrospectively unless doing so is impracticable, require prior period errors to be corrected retrospectively and require enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. These recommendations also require the disclosure of new primary sources of generally accepted accounting principles that have been issued but are not yet effective.

The impact that the adoption of this section will have on the Company's financial statements will depend on the nature of future accounting changes, and the required additional disclosure on Recent Accounting Pronouncements is disclosed in Note 8.

b) Comparative Figures

The carrying value of the Company's stock options was previously included as a component of contributed surplus, and has now been reclassified and included as a component of share capital.

2. Resource Properties

	Nine Months Ended May 31, 2008							
	Separation Rapids Lithium-Tantalum Project	Warren Township Anorthosite Project	Thor Lake Rare Metals Project	U6 Savant Gold Project	Red Hill Copper-Zinc-Silver Project	East Kemptville Rare Metals Project	Other	Total
Acquisition costs	$ 1,154	$ -	$ -	$ -	$ -	$ 555	$ -	$ 1,709
Community consultation	-	5,000	29,828	-	-	-	-	34,828
Diamond drilling	-	-	3,136,894	-	-	-	-	3,136,894
Environmental studies/permitting	-	1,621	52,687	-	-	-	-	54,308
Feasibility/engineering studies	4,619	1,417	16,983	-	-	37,225	-	60,244
Geochemical	-	-	-	-	-	7,972	-	7,972
Geology	3,351	1,359	209,757	-	9,981	121,528	7,272	353,248
Geophysical	-	-	6,218	-	-	15,550	-	21,768
Metallurgical/market studies	122,161	94,562	118,390	-	-	10,387	-	345,500
Other	2,840	1,800	24,697	-	-	8,682	-	38,019
Current expenditures	134,125	105,759	3,595,454	-	9,981	201,899	7,272	4,054,490
Balance - August 31, 2007	3,469,614	1,078,644	1,809,415	220,774	586,430	90,244	321	7,255,442
Balance - May 31, 2008	$ 3,603,739	$ 1,184,403	$ 5,404,869	$ 220,774	$ 596,411	$ 292,143	$ 7,593	$ 11,309,932

2. Resource Properties (continued)

	Three Months Ended May 31, 2008							
	Separation Rapids Lithium-Tantalum Project	Warren Township Anorthosite Project	Thor Lake Rare Metals Project	U6 Savant Gold Project	Red Hill Copper-Zinc-Silver Project	East Kemptville Rare Metals Project	Other	Total
Community consultation	$ -	$ 5,000	$ 14,272	$ -	$ -	$ -	$ -	$ 19,272
Diamond drilling	-	-	1,717,507	-	-	-	-	1,717,507
Environmental studies/permitting	-	1,621	24,022	-	-	-	-	25,643
Feasibility/engineering studies	2,562	1,417	16,983	-	-	26,401	-	47,363
Geology	-	-	115,628	-	2,000	52,336	7,272	177,236
Geophysical	-	-	-	-	-	15,550	-	15,550
Metallurgical/market studies	88,683	14,121	24,616	-	-	10,387	-	137,807
Other	-	-	20,998	-	-	(120)	-	20,878
Current expenditures	91,245	22,159	1,934,026	-	2,000	104,554	7,272	2,161,256
Balance - February 29, 2008	3,512,494	1,162,244	3,470,843	220,774	594,411	187,589	321	9,148,676
Balance - May 31, 2008	$ 3,603,739	$ 1,184,403	$ 5,404,869	$ 220,774	$ 596,411	$ 292,143	$ 7,593	$ 11,309,932

3. Share Capital

a) Issued and Outstanding:

	Number	Amount
Common Shares		
Balance - August 31, 2007	52,128,123	$ 25,645,316
Issued pursuant to: private placement	10,360,000	15,248,752
exercise of warrants	1,414,125	1,640,312
exercise of options	747,500	480,820
Commission and advisory fees paid	-	(1,013,076)
Commission - agents' compensation options issued	-	(384,597)
Issuance costs paid	-	(211,525)
Tax effect on issuance of flow-through shares	-	(1,373,500)
Balance - May 31, 2008	64,649,748	$ 40,032,502
Warrants		
Balance - August 31, 2007	1,489,125	$ 338,342
Issued pursuant to private placement	3,805,000	1,634,248
Exercised	(1,414,125)	(322,543)
Cancelled/Expired	(75,000)	(15,799)
Commission and advisory fees paid	-	(108,574)
Commission - agents' compensation options issued	-	(41,123)
Issuance costs paid	-	(22,670)
Balance - May 31, 2008	3,805,000	1,461,881
Stock Options		
Balance - August 31, 2007	3,900,000	$ 927,002
Granted	1,125,000	63,097
Exercised	(747,500)	(215,320)
Fair value of options recognized relating to previous options grants	-	381,580
Balance - May 31, 2008	4,277,500	$ 1,156,359
Agents' Compensation Options		
Balance - August 31, 2007	-	$ -
Granted to agents	725,000	425,720
Balance - May 31, 2008	725,000	$ 425,720
		$ 43,076,462

3. Share Capital (continued)

During the nine months ended May 31, 2008, the Company issued:

i) completed a private placement (the "Offering") comprised of the issuance of 7,610,000 units (the "Units") at a price of $1.55 per Unit and 2,750,000 flow-through common shares at a price of $1.85 per share (of which 75,000 flow-through common shares were issued to directors and officers of the Company) for gross proceeds of $16,883,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at an exercise price of $2.00 per share until May 22, 2009.

   The estimated fair market value of the warrants totalled $1,634,248 and this amount has been allocated to the warrant component of the Units.

   In consideration for the services of the agents of the Offering, the Company paid commissions and advisory fees of $1,121,650 in cash and granted compensation options to the agents to acquire up to 725,000 Units (the "Agents' Compensation Options") at a price of $1.55 per Unit, exercisable until November 22, 2009. Any warrants issued pursuant to the exercise of the Agent's Compensation Options will expire on May 22, 2009. No warrants will be issued upon any exercise of the Agent's Compensation Options after May 22, 2009.

   The estimated fair value of the Agents' Compensation Options totalled $425,720.

   The Company also paid other cash issuance costs of $234,195 in connection with the Offering.
   The total transaction costs of $1,781,565 (including cash commissions and advisory fees, the estimated fair value of the Agents' Compensation Options and other cash issuance costs) has been allocated to the common shares and the warrants on a pro rata basis based on the fair values of the common shares and the warrants.

ii) issued 1,414,125 non-flow-through common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $1,317,769. The estimated fair value at issuance of these warrants was $322,543, and this amount has been added to the recorded value of the issued shares.

iii) issued 747,500 non-flow-through common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $265,400. The estimated fair value at issuance of these options was $215,320, and this amount has been added to the recorded value of the issued shares.

b) Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

3. Share Capital (continued)

c) Warrants

As at May 31, 2008 the Company had 3,805,000 non-flow-through warrants outstanding. Each warrant entitles the holders to purchase one common share at $2.00 per share and expires on May 22, 2009.

During the nine months ended May 31, 2008, share purchase warrants were issued, exercised and expired/cancelled as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance - August 31, 2007	1,489,125	$ 0.94
Issued	3,805,000	2.00
Exercised	(1,414,125)	0.93
Expired/Cancelled	(75,000)	1.08
Balance - May 31, 2008	3,805,000	$ 2.00

d) Stock Option Plan

The shareholders have approved a Stock Option Plan (the "Plan") that provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase shares of the Company's common stock at an option price equal to or greater than the average price of the shares for the ten trading days prior to the grant. The options generally partially vest with the recipient at the time of granting, and have a maximum term of 10 years.

During the nine months ended May 31, 2008, stock options were granted, exercised and expired/cancelled as follows:

	Number of Options	Weighted Average Exercise Price
Balance - August 31, 2007	3,900,000	$ 0.91
Granted	1,125,000	1.33
Exercised	(747,500)	0.36
Expired/Cancelled	-	-
Balance - May 31, 2008	4,277,500	$ 1.12
Vested options included in outstanding options above - May 31, 2008	1,827,500	$ 0.75

3. Share Capital (continued)

During the nine months ended May 31, 2008 the Company granted:

i) 175,000 stock options to a newly appointed director of the Company and 50,000 stock options to an existing director of the Company. Each option entitles the holder to purchase one common share of the Company at a price of $1.82 per share until November 27, 2012. These options vest at the rate of 25% every twelve months following November 27, 2007. The estimated fair value of these options totalled $254,948 and this amount is being amortized and expensed as stock-based compensation over the vesting terms. As May 31, 2008, $31,868 had been recognized and recorded as stock-based compensation expense.

ii) an aggregate of 500,000 stock options to the Company's directors, officers and members of the advisory committee. Each option entitles the holder to purchase one common share of the Company at a price of $1.20 per share until April 21, 2013. These options vest at the rate of 25% every twelve months following April 21, 2008. The estimated fair value of these options totalled $340,900 and this amount is being amortized and expensed as stock-based compensation over the vesting terms. As May 31, 2008, $9,727 had been recognized and recorded as stock-based compensation expense.

iii) an aggregate of 200,000 stock options to two consultants of the Company. Each option entitles the holder to purchase one common share of the Company at a price of $1.20 per share until April 21, 2010. These options vest at the rate of 25% every threes months following April 21, 2008. As at May 31, 2008, 22,280 options had been earned. The estimated fair value of these options totalled $18,798, and this amount had been recorded as stock-based compensation expense.

iv) 200,000 stock options to an employee of the Company. Each option entitles the holder to purchase one common share of the Company at a price of $1.24 per share until May 8, 2013. These options vest at the rate of 25% every twelve months following May 8, 2008. The estimated fair value of these options totaled $165,860 and this amount is being amortized and expensed as stock-based compensation over the vesting terms. As May 31, 2008, $2,704 had been recognized and recorded as stock-based compensation expense.

During the nine months ended May 31, 2008, the Company also recorded stock-based compensation expense of $381,580 related to previously granted stock options with graded vesting schedules which were earned during the nine months ended May 31, 2008.

The fair value of stock options granted to employees and directors during the nine months ended May 31, 2008 was estimated at the grant date and the options to service providers were estimated at the service completion date based on the Black-Scholes pricing model, using the following weighted average assumptions:

Expected dividend yield	Nil
Risk-free interest rate	3.33%
Expected life	4.0 years
Expected volatility	78%

3. Share Capital (continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

As at May 31, 2008 the following options were outstanding:

	Number of Options		Weighted Average
Option Price	**Unvested**	**Vested**	**Remaining Contractual Life**
$ 1.82	225,000	-	4.5 years
$ 1.80	250,000	-	4.2 years
$ 1.61	587,500	187,500	3.1 years
$ 1.30	-	100,000	0.7 years
$ 1.24	200,000	-	4.9 years
$ 1.20	887,500	62,500	3.9 years
$ 1.08	-	150,000	3.0 years
$ 0.98	300,000	100,000	3.6 years
$ 0.80	-	300,000	3.4 years
$ 0.69	-	200,000	2.8 years
$ 0.48	-	225,000	2.5 years
$ 0.25	-	502,500	0.7 years
	2,450,000	1,827,500	

e) Agents' Compensation Options

As at May 31, 2008, the Company had 725,000 Agents' Compensation Options issued and outstanding. Each Agent's Compensation Option entitles the agent holder to purchase one Unit at a price of $1.55 per Unit, exercisable until November 22, 2009. Each Unit will consist of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at an exercise price of $2.00 per share until May 22, 2009. No warrants will be issued upon any exercise of the Agents' Compensation Options after May 22, 2009.

4. Contributed Surplus

Contributed surplus consists of expired warrants and options. The changes in contributed surplus during the nine months ended May 31, 2008 are summarized as follows:

Balance - August 31, 2007	$ 38,376
Expired warrants	15,799
Options cancelled/expired	-
Balance – May 31, 2008	$ 54,175

5. Recoveries of Resource Properties

During the nine months ended May 31, 2008, the Company sold the technical data files related to one of its abandoned properties to a third party for cash proceeds of $10,000.

6. Future Income Tax Recoveries

During the nine months ended May 31, 2008, the Company issued 2,750,000 flow-through common shares for gross proceeds of $5,087,500. Pursuant to the share subscription agreements, the Company is required to incur Canadian exploration expenses ("CEE") equal to the gross proceeds amount and renounce the related CEE to the investors with the effective date of no later than December 31, 2007. The renunciation will reduce the Company's future income tax assets by $1,373,500. The Company accordingly reduced the share capital by the tax effect of $1,373,500 at issuance. However, as the Company has not recognized its future income tax assets, the $1,373,500 is recorded as a future income tax recovery on the statement of operations.

7. Related Party Transactions

During the nine months ended May 31, 2008 the Company:

a) incurred consulting fees of $9,750 with an officer and director, which were deferred as resource property costs;

b) incurred accounting fees of $49,000 with an accounting firm in which an officer is the principal. As at May 31, 2008, accounts payable included $4,000 payable to this accounting firm;

c) incurred consulting fees of $96,600 with a company owned by an officer of the Company, which were deferred as resource property costs. As at May 31, 2008, accounts payable included $24,255 payable to this company; and

d) issued 75,000 flow-through common shares to directors and officers pursuant to a private placement as described in note 3(a).

8. Recent Accounting Pronouncements

Recent accounting pronouncements issued and not yet effective:

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for the interim and annual financial statements beginning on September 1, 2008. The Company has not yet determined the impact that the adoption of this change will have on the disclosure in its financial statements.

8. Recent Accounting Pronouncements (continued)

Financial Instruments Disclosures

CICA Handbook Section 3862, Financial Instruments - Disclosures, increases the disclosures currently required that will enable the users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable. This standard is effective for the Company for the interim and annual financial statements beginning on September 1, 2008. The Company has not yet determined the impact that the adoption of this change will have on the disclosure in its financial statements.

Financial Instruments Presentation

CICA Handbook Section 3863, Financial Instruments - Presentation, replaces the existing requirements on presentation of financial instruments which have been carried forward unchanged to this new section. This standard is effective for the Company for the interim and annual financial statements beginning on September 1, 2008. The Company does not expect the adoption of this standard to have a material impact on presentation in its financial statements.

International Financial Reporting Standards

The CICA plans to incorporate International Financial Reporting Standards ("IFRS") into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011. The impact of the adoption to IFRS on the Company's financial statements is not yet determinable.

No. 82-4427

AVALON VENTURES LTD.

Management Discussion and Analysis of Financial Statements
For the Three and Nine Months ended May 31, 2008

This Management Discussion and Analysis ("MDA") of Avalon Ventures Ltd. (the "Company" or "Avalon") provides analysis of the Company's financial results for the three and nine months ended May 31, 2008. The following information should be read in conjunction with the accompanying unaudited financial statements and the related notes thereto.

This MDA includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that the actual results or developments may differ materially from those projected in the forward-looking statements. This report is prepared as of ***July 10, 2008.***

Nature of Business and Overall Performance

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company which is listed on the Toronto Stock Exchange. The Company seeks to build shareholder value by becoming a diversified producer of rare metals and minerals and expanding the markets for its mineral products.

Avalon operates exclusively in Canada with a primary focus on rare metals and minerals including calcium feldspar, lithium, tantalum, cesium, beryllium, indium, gallium, yttrium and the rare earth elements ("**REEs**"). By definition, "rare earth elements" refers specifically to the lanthanide series of elements (atomic numbers 57 – 71), whereas the term "rare metals" is a more general "umbrella" term that includes the REEs as well as other rare metals including those named above.

The Company is in the process of exploring or developing six of its eight mineral resource properties. Four of the six active projects (Thor Lake, Separation Rapids, East Kemptville and Warren Township) are rare minerals or rare metals properties that are at an advanced stage with identified mineral resources that are potentially economic, provided that sales contracts with customers can be secured and project financing arranged. Two other projects (Red Hill and U6 Savant) are gold or base metal properties and are at an early stage where drilling is required to delineate resources.

A positive Preliminary Economic Assessment ("PEA") on the REE development potential of Thor Lake project was completed in 2007 and this project has become the Company's top priority due to the large size of the resource and its exceptional enrichment in the "heavy" rare earths, europium through lutetium ("HREE"). The project will be advanced to the pre-feasibility level of analysis in early 2009.

Markets for mineral commodities in general have continued to strengthen over the past three years in response to rising demand from Asia and tightening supplies. Some of the strongest demand growth has been for rare metals such as the REEs for applications created by new technological advances particularly in the automotive, electronics and alternative energy fields. This also applies to the Company's lithium mineral product from the Separation Rapids project and the Company's calcium feldspar product from Warren Township. The demand for these products is being driven largely by rising fuel costs and environmental concerns related to carbon dioxide emissions and global warming.

Increased media attention on the rare metals and their growing importance in modern society has created new investor interest in companies like Avalon Ventures Ltd, resulting in the Company's successful $16.8 million equity financing being completed on November 22, 2007. The Company is now well funded and does not expect that the recent volatility in the capital markets will have a significant impact on its operations.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

For the Years Ending August 31,	2007	2006	2005
	$	$	$
Net revenues	92,446	87,588	414
Loss before discontinued operations and extraordinary items	903,019	1,287,581	472,733
Loss before discontinued operations and extraordinary items, per share basic and fully diluted	0.02	0.03	0.01
Net loss	903,019	1,287,581	472,733
Net loss, per share basic and fully diluted	0.02	0.03	0.01
Total assets	9,130,719	6,930,933	4,311,718
Total long term liabilities	-	-	-
Cash dividends	-	-	-

The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company's properties or otherwise disposed of at a profit. Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period. The Company expects to increase its level of business activity in coming years and consequently investors should anticipate that the Company's annual operating losses will also increase until a new operation begins to generate cash flow.

Results of Operations

Exploration and Development Activities

Resource property expenditures for the three months ended May 31, 2008 totalled $2,161,256, a 227% increase over the level of expenditures in the comparable period of the previous fiscal year ($659,498). Most of these expenditures were incurred on the Thor Lake Rare Metals Project

(89%) with the balance being largely incurred on the East Kemptville, Separation Rapids, and Warren Township projects. The expenditures on Thor Lake and East Kemptville were funded from the flow-through component of the proceeds of the private placement financing completed in November, 2007 while the expenditures on Warren Township and Separation Rapids were funded from working capital. No properties were abandoned during the quarter and no expenditures were written off.

Resource property expenditures for the nine months ended May 31, 2008 totalled $4,054,490, which was a 203% increase over the $1,339,162 incurred during the nine months ended May 31, 2007. The acceleration of the work programs on the Thor Lake project are the primary reasons for this increase. No properties were abandoned during the nine months ended May 31, 2008 and no expenditures were written off.

Thor Lake

On the Thor Lake rare metals project, expenditures during the three months ended May 31, 2008 totalled $1,934,026. Most of these expenditures were incurred on the Phase 2 detailed drilling program on the Lake Zone REE deposit which commenced in mid-January, 2008. As at the date of this report, 8,724 metres in 45 holes had been completed, including 11 holes totalling 2,277 metres drilled on close-spacing specifically for the purpose of collecting mineralized material for metallurgical testwork. The balance of 34 holes totalling 6,447 metres were all drilled from the ice of Thor Lake to better define the northern part of the Lake Zone deposit.

As at the date of this report, assays had been received and reported for 21 of these holes and disclosed in the Company's news releases dated May 21, and June 25, 2008. From these results it was confirmed that the HREE enriched mineralized zones encountered in the Phase 1 program, do extend into the northern part of the Lake Zone deposit, as predicted by the Company's geological model. Further, a sub-zone near the base of the mineralized sequence, referred to as the Basal Zone, is demonstrating good lateral continuity, consistent enrichment in the HREE and good thicknesses averaging in the order of 20 metres.

During the quarter ended May 31, 2008 drill production rates were considerably better than the Phase 1 program resulting in a reduced all-in cost per metre and a pace ahead of schedule so that a three week break was taken in June to allow for the ground to dry out to minimize surface environmental impacts. Drilling resumed on June 24 and are expected to continue through the summer. Drilling operations are being carried out under the direct supervision of J.C. Pedersen, P.Geo., and Dr. D. L. Trueman, P.Geo., under the overall direction of the Company's Vice-President, Exploration, Dr. William Mercer, P.Geo.

Expenditures of $76,275 were incurred for community consultation, environmental, permitting, engineering and regulatory compliance, while $115,628 was incurred for geological consulting work done in support of the drilling program. A further $24,616 was incurred for metallurgical studies at SGS Lakefield Research to design a process flowsheet for beneficiating the REE bearing minerals and to design a hydrometallurgical process for recovering the rare earth oxides from the mineral concentrate. During the quarter, this work consisted mainly of a QEMSCAN mineralogical assessment. The drilling program collected some 1,600 kg of mineralized drill core for metallurgical test work which is expected to get underway during the fourth quarter.

A new interim resource estimate for the Lake Zone REE deposit will be produced by September, 2008 from the results of the Phase 1 and Phase 2 (winter) drilling programs and this will be updated later in the year once all the analytical data has been received, compiled and verified. This work, combined with the results of the metallurgical studies will provide all the data required for completion of a pre-feasibility study on the deposit in early 2009.

The Company has placed a high priority on its performance with respect to community, environment, health and safety at Thor Lake. This resulted in some 11,000 person hours of work, accident-free in 2007. So far in 2008, there has been one lost-time accident on the project, as deemed by the WCB, that actually occurred outside working hours. Site inspections by government land use and WCB inspectors have produced positive reports with no major concerns and any issues raised addressed immediately.

Warren Township

Expenditures of $22,159 were incurred on the Warren Township Anorthosite Project during the three months ended May 31, 2008. These were mainly related to routine project maintenance costs, on-going permitting efforts and follow-up on the 2007 bulk sampling program and furnace trials being carried out under the direction of Ian London, P.Eng., Vice President, Corporate Development.

A meeting was held April 17-18, 2008 with senior representatives from the glass company to review the results of the furnace trial. The results indicated that energy savings in the order of 10% were achieved without any detrimental impacts on the quality or production efficiencies of the glass, an encouraging, although inconclusive, initial result. The trial also demonstrated the Company's ability to produce and deliver a quality product with high levels of internal consistency despite reliance on untested third parties to carry out the work. Further test work will be required to conclusively determine the longer-term sustainable furnace behaviour, energy savings, glass output and economics.

Discussions continue with the glass manufacturer that hosted the trial as to their longer-term supply plans, and with the glass industry in general as to batch solutions towards reducing energy consumption and the carbon footprints of their furnace operations. Given the encouraging initial results, the customer is now considering conducting a more comprehensive trial and has invited the Company to submit a detailed project development plan. If the results of this more comprehensive trial are positive, then a long term supply contract would be negotiated.

The Company continues its work toward securing a production permit for the Warren Township project under the *Aggregate Resources Act* of Ontario. This work, being carried out under the direction of Fudge & Associates of North Bay, Ontario, has also included community consultation work in the Foleyet area and with First Nations in the Chapleau area. Some issues over the size of the permit area have yet to be resolved with the Ontario Ministry of Natural Resources.

Separation Rapids

During the three months ended May 31, 2008, the Company incurred $91,245 in expenditures on the Separation Rapids Lithium-Tantalum Project which is host to the Big Whopper Petalite Deposit. These costs were mainly related to metallurgical process research and accelerated market development work for the Company's lithium minerals product for which there is continuing encouragement of emerging demand from the glass and ceramics industry in the U.S.

The metallurgical process research work was initiated in order to develop a modified petalite process flowsheet, with the objective of finding a less hazardous alternative to hydrofluoric acid, which was employed in the original process flowsheet. This work is being carried out at SGS Lakefield Research by Srdjan Bulatovic, P.Eng. who also developed the original flowsheet. Mr. Bulatovic reports that he has already successfully identified some alternative reagents and produced an acceptable quality petalite concentrate in the lab using these reagents.

Test quantities of petalite concentrate are now being produced for market development work as several companies have recently expressed interest in testing the material for potential application in glass and ceramic formulations.

The Company has also initiated the process to secure a Mining Lease for the Big Whopper Petalite Deposit and neighbouring lands that may be needed for development work. This work is being carried out by Fudge & Associates of North Bay, ON. Both the market development work and the metallurgical research are being carried out under the supervision of Ian London, P.Eng.

East Kemptville

During the three months ended May 31, 2008, the Company incurred expenditures totalling $104,554 on the East Kemptville Tin-Rare Metals Project in Yarmouth Co., Nova Scotia, mainly for compilation of historical mine data. During the quarter, the Company engaged Wardrop Engineering Ltd. to complete a "Desktop" economic evaluation of the tin-copper-zinc production potential at East Kemptville prior to initiating the proposed Preliminary Economic Assessment ("PEA"). The compilation work is being conducted by Hudgetec Consulting Ltd. (Bruce Hudgins, P.Geo.) of Dartmouth, N.S. ("Hudgetec"), under the supervision of the Company's Vice-President, Exploration, Dr. William Mercer, P.Geo. The PEA is to be completed by Wardrop Engineering Ltd. This work is being funded from the flow-through component of the recent private placement.

The Desktop study by Wardrop was prepared using historic resource estimates produced by mine staff prior to closure in 1992 which have not been audited for compliance with NI 43-101 and therefore the details of the study are not being disclosed. However, it was concluded from the study that at current tin prices which have recently exceeded US$10/lb, the economics of the project are attractive and that the Company is justified in proceeding with the preparation of a new 43-101 resource estimate and a PEA. Re-sampling and assaying of historic drill cores for rare metals such as indium is underway so that these can also be incorporated into the new resource estimate.

Also, during the quarter, the Company invested in a recent detailed analysis of the global tin market prepared by an Australian consulting group known as RTM Services Pty Ltd. ("RTM") with expertise in tin markets. This study concludes that demand for tin from the electronics industry, where it is used in solders in increased amounts to replace lead due to lead toxicity issues, will continue to strengthen while supplies are increasingly constrained due to the lack of new production and declining stockpiles. As a consequence of these factors, RTM forecast that tin prices could reach US$30,000/tonne ($13.60/lb) over the next two years until new supply sources emerge. Longer term, RTM forecast that prices should stabilize between US$15,000 to US$20,000/tonne (US$6.80 and $9.00/lb), price levels which could potentially support re-development of the East Kemptville Deposit.

The Company was required to have incurred cumulative expenditures of $300,000 by August 1, 2008, a requirement which it met subsequent to the quarter ended May 31, 2008, with the completion of the Desktop study.

During and subsequent to the quarter ended May 31, 2008 the Company staked 111 new claims located peripheral to the East Kemptville Special License to cover additional potential tin-rare metal targets. Compilation work has been initiated on these new claims, which has already identified a number of interesting targets that will be followed up in the fourth quarter. Additional funds totaling $300,000 have been budgeted for this work.

Red Hill & U6 Savant

Expenditures on the Red Hill project during the three months ended May 31, 2008 totalled $2,000 for some geological consulting work related to report preparation and work by a consulting geophysicist on the 2007 airborne EM survey data.

A 43-101 compliant technical report compiling all the results of the Company's 2005 and 2006 drilling programs is in preparation. Approximately $600,000 in additional expenditures will be required on the Red Hill property before December 31, 2008 in order for the Company to exercise its option to acquire a 100% interest in the property.

There was no work conducted on the U6 Savant gold project during the quarter. Approximately $300,000 in additional expenditures will be required on the property before December 31, 2008 in order for the Company to exercise its option to acquire a 100% interest in the property.

Management remains focused on the Company's priority rare metals projects and is seeking potential partners to advance both of these projects.

Administration

Administrative expenses incurred during the three months ended May 31, 2008 totalled $732,118, a 120% increase over the amount incurred during the comparable quarter in fiscal 2007. Stock-based compensation accounts for $162,725 of this total, compared with $60,162 in 2007. For the nine month period, administrative expenses totalled $2,159,850 compared with $1,052,912 during the comparable period in 2007.

Administrative expenses, exclusive of stock-based compensation, totalled $569,393 for the current quarter and $272,194 for the comparable quarter in 2007 reflecting a 109% increase in non-stock-based administrative expenses. The main areas of increased administrative expenditures were public and investor relations and salaries and benefits. The $102,563 increase in non-cash stock-based compensation expense arose from an increase in the number of options earned in the period. The fair value of these options is being expensed over the corresponding vesting period.

Interest and financing costs of $40,586 related primarily to Part XII.6 interest payable on the unspent portion of flow-through funds after February 29, 2008. Increased cash balances held by the Company resulted in increased interest income of $93,778 for the three month period compared with $28,502 for the comparable period in fiscal 2007.

Expenditures on public and investor relations activities for the three months ended May 31, 2008 totalled $177,233, a 185% increase over the comparable period in fiscal 2007. This reflects the expansion of the Company's investor relations programs ("IR") as a part of an overall effort to increase the Company's profile in the marketplace and attract new investors.

The main areas of increased IR expenditures during the three months ended May 31, 2008 were in advertising with increased expenditures on print, internet and TV alternatives including production of a CEOclip interview that aired on BNN Television intermittently over a three week period in late February and early March and a BTV program that aired in late April. Further such TV, radio and print advertising initiatives are planned for the third quarter.

The Company participated in two investment conferences during the three months ended May 31, 2008 in Calgary and Chicago, and one subsequent to the end of the quarter held in Vancouver. During the quarter, the Company continued its marketing efforts to international institutional investors through a series of meetings in Washington DC, Baltimore, Los Angeles, San

Francisco, Geneva and Zurich, all co-ordinated by O & M Partners, the Company's U.S. IR consultants.

During the three months ended May 31, 2008, the Company hired Mr. Ajay Chopra as its Manager of Public and Investor Relations.

Salaries and benefits increased to $155,813 from $81,560 in the same quarter in fiscal 2007 due to increased staff levels and increased compensation awarded to the Company's President and CEO effective January 1, 2008. Professional fees also increased by $37,446 during the quarter due to the additional legal and accounting services required for the preparation of the Company's TSX listing application. Increased travel and consulting expenditures during the quarter were mainly related to travel for investor relations activities and computer system maintenance due to expanded requirements.

During the nine months ended May 31, 2008, the Company renounced Canadian exploration expenditures of $5,087,500 to the investors in the flow-through private placement completed in November, 2007. This renunciation resulted in a reduction of the Company's future income tax assets of $1,373,500 and a corresponding reduction in share capital. However, as the Company has not recognized its future income tax assets, this amount is recorded as a future income tax recovery on the statement of operations.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

Fiscal Year	**2008**			**2007**				**2006**
For the Quarters Ended	**May 31**	**Feb. 29**	**Nov. 30**	**Aug. 31**	**May 31**	**Feb. 28**	**Nov. 30**	**Aug. 31**
	$	$	$	$	$	$	$	$
Net revenues	93,778	141,359	22,399	21,066	28,502	24,147	18,731	20,989
Income (loss) before discontinued operations and extraordinary items	(638,340)	(787,411)	906,937	(445,335)	184,396	(251,702)	(390,378)	(403,069)
Income (loss) before discontinued operations and extraordinary items, per share, basic and fully diluted	(0.01)	(0.01)	0.02	(0.01)	-	-	(0.01)	(0.01)
Net income (loss)	(638,340)	(787,411)	906,937	(445,335)	184,396	(251,702)	(390,378)	(403,069)
Net income (loss), per share, basic and fully diluted	(0.01)	(0.01)	0.02	(0.01)	-	-	(0.01)	(0.01)

During the quarters ended November 30, 2007 and May 31, 2007, future income taxes recoveries, related to completed flow-through financings, were recorded in the amounts of $1,373,500 and $488,250, respectively. Other fluctuations on quarterly income (loss) are primarily attributable to stock-based compensation expenses recognized on stock options earned by directors, officers, employees and consultants of the Company and the write-downs of resource properties. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management's view, given the nature of the Company's operations, which consist of the exploration and evaluation of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company's financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company's control, including the market value of the metals and minerals to be produced. The Company does not expect to receive significant revenue from any of its properties until 2010 at the earliest.

On November 22, 2007 the Company completed a brokered private placement, resulting in net proceeds of $15,527,155, as more fully described under 'Share Capital".

As at May 31, 2008, the Company had working capital of $12,676,187 (including investments of $3,044) and cash and cash equivalents on hand of $13,346,472.

The Company's current operating expenditures, excluding expenditures on resource property work programs, are approximately $160,000 per month. As at the date of this report, the Company's current planned expenditures on its calendar 2008 work programs total approximately $6,300,000. This consists of Thor Lake ($5,500,000), Warren Township ($50,000), Separation Rapids ($250,000) and East Kemptville ($500,000).

The Company's present cash resources are sufficient to meet all of its current contractual obligations for at least the next eighteen months. The flow-through financing will be used to fund the planned work programs on the Thor Lake project. The Thor Lake, Warren Township, Separation Rapids and Lilypad Lakes properties are all 100% owned by the Company with minimal holding costs, the most significant being annual lease rental fees on Thor Lake of $15,422.

Under the terms of the East Kemptville special licence, the Company has optional expenditure obligations totalling $2.5 million over three years and it is currently in good standing. Approximately $300,000 in total expenditures were required before August 31, 2008, a condition which was met subsequent to the end of this quarter. The Red Hill and U6 Savant properties are held under option from Teck Cominco Limited and both agreements are currently in good standing until December 31, 2008. Further expenditures totalling approximately $900,000 on the two properties combined are required by December 31, 2008 to exercise the options to acquire 100% interests in each of the two properties Although the Company has the funds available to do this work, it is management's intention to seek partners to continue advancing these projects in 2008.

The private placement completed in November, 2007 has given the Company the flexibility to look at opportunities for acquisition of new assets to build on the Company's existing rare metals portfolio. A joint venture with an industry partner or end-user may represent an attractive alternative for financing the more advanced stages in the development of any of the Company's four advanced rare metals projects at Separation Rapids, Thor Lake, East Kemptville, or Warren Township projects, when capital requirements become relatively large.

Off Balance Sheet Arrangements

As at May 31, 2008, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

All transactions with related parties are in the normal course of business and are measured at the exchange amount. During the nine months ended May 31, 2008, the Company:

a) incurred consulting fees of $9,750 with an officer and director, which were deferred as resource property costs;

b) incurred accounting fees of $49,000 with an accounting firm in which an officer is the principal. As at May 31, 2008, accounts payable included $4,000 payable to this accounting firm;

c) incurred consulting fees of $96,600 with a company owned by an officer of the Company, which were deferred as resource property costs. As at May 31, 2008, accounts payable included $21,700 payable to this company; and

d) issued 75,000 flow-through common shares to directors and officers pursuant to a private placement as described under "Outstanding Share Data".

Proposed Transactions

With six active projects, the Company is not aggressively searching for new mineral property acquisition opportunities at the present time and there are no proposals for new projects under active consideration. However, management is always interested in evaluating potential transactions or business combinations that are of possible long term strategic value. The Company does not plan any equity offerings in the foreseeable future.

Changes in Accounting Policies Including Initial Adoption

On September 1, 2007 the Company adopted the new recommendations of the CICA's Handbook Section 1506, "Accounting Changes". Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financials statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and requires enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. These recommendations also require the disclosure of new primary sources of generally accepted accounting principles that have been issued but not yet effective.

The impact that the adoption of this section will have on the Company's financial statements will depend on the nature of future accounting changes, and the required additional disclosure on Recent Accounting Pronouncements is disclosed in the notes to the interim financial statements.

Recent accounting pronouncements issued and not yet effective:

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for the interim and annual financial statements beginning on September 1, 2008. The Company has not yet determined the impact that the adoption of this change will have on the disclosure in its financial statements.

Financial Instruments Disclosures

CICA Handbook Section 3862, Financial Instruments - Disclosures, increases the disclosures currently required that will enable the users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable. This standard is effective for the Company for the interim and annual financial statements beginning on September 1, 2008. The Company has not yet determined the impact that the adoption of this change will have on the disclosure in its financial statements.

Financial Instruments Presentation

CICA Handbook Section 3863, Financial Instruments - Presentation, replaces the existing requirements on presentation of financial instruments which have been carried forward unchanged to this new section. This standard is effective for the Company for the interim and annual financial statements beginning on September 1, 2008. The Company does not expect the adoption of this standard to have a material impact on presentation in its financial statements.

International Financial Reporting Standards

The CICA plans to incorporate International Financial Reporting Standards ("IFRS") into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011. The impact of the adoption to IFRS on the Company's financial statements is not yet determinable.

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, receivables, investments available for sale, and accounts payable.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, receivables and accounts payable approximate their carrying values. Investments available for sale are carried at fair market value.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, many of which are outside the Company's control. In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs. The Company does not anticipate using existing funds to put any of its resources interests into production from its own financial resources. There is no assurance that other forms of financing will be available to the Company, or that it will be available on acceptable terms.

An additional risk factor that has developed over the past two years is access to adequate human resources to carry out work programs, particularly skilled professionals for which there is currently an industry-wide shortage, which can cause delays completing work programs on schedule and in meeting program budgets.

Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the quarter ended May 31, 2008.

Outstanding Share Data

During the nine months ended May 31, 2008, the Company:

i) completed a private placement (the "Offering") comprised of the issuance of 7,610,000 units (the "Units") at a price of $1.55 per unit and 2,750,000 flow-through common shares at a price of $1.85 per share (of which 75,000 flow-through common shares were issued to directors and officers of the Company) for gross proceeds of $16,883,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at an exercise price of $2.00 per share until May 22, 2009.

   The estimated fair market value of the warrants totalled $1,634,248 and this amount has been allocated to the warrant component of the Units.

   In consideration for the services of the agents of the Offering, the Company paid commissions and advisory fees of $1,121,650 in cash and granted compensation options to the agents to acquire up to 725,000 Units (the "Agent's Compensation Options") at a price of $1.55 per Unit, exercisable until November 22, 2009. Any warrants issued pursuant to the exercise of the Agent's Compensation Options will expire on May 22, 2009. No warrants will be issued upon any exercise of the Agent's Compensation Options after May 22, 2009.

   The estimated fair value of the Agent's Compensation Options totalled $649,347.

   The Company also paid other cash issuance costs of $234,195 in connection with the Offering.

   The total transaction costs of $2,005,192 (including cash commissions and advisory fees, the estimated fair value of the Agent's Compensation Options and other cash issuance

costs) has been allocated to the common shares and the warrants on a pro rata basis based the fair market values of the common shares and the warrants.

ii) issued 1,414,125 non-flow-through common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $1,317,769. The estimated fair value at issuance of these options was $322,543, and this amount has been added to the recorded value of the issued shares.

iii) issued 747,500 non-flow-through common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $265,400. The estimated fair value at issuance of these options was $215,320, and this amount has been added to the recorded value of the issued shares.

iv) granted 175,000 stock options to a newly appointed director of the Company and 50,000 stock options to an existing director of the Company. Each option entitles the holder to purchase one share of the Company's common stock at a price of $1.82 per share until November 27, 2012. These options vest at the rate of 25% every twelve months following November 27, 2007. The estimated fair value of these options was $254,948 and this amount will be amortized and expensed as stock-based compensation over the vesting terms. As May 31, 2008, $31,868 had been recognized and recorded as stock-based compensation expense.

v) granted an aggregate of 500,000 stock options to the Company's directors, officers and members of the advisory committee. Each option entitles the holder to purchase one common share of the Company at a price of $1.20 per share until April 21, 2013. These options vest at the rate of 25% every twelve months following April 21, 2008. The estimated fair value of these options totalled $340,900 and this amount is being amortized and expensed as stock-based compensation over the vesting terms. As May 31, 2008, $9,727 had been recognized and recorded as stock-based compensation expense.

vi) granted an aggregate of 200,000 stock options to two consultants of the Company. Each option entitles the holder to purchase one common share of the Company at a price of $1.20 per share until April 21, 2010. These options vest at the rate of 25% every threes months following April 21, 2008. As at May 31, 2008, 22,280 options had been earned. The estimated fair value of these options totalled $18,798, and this amount had been recorded as stock-based compensation expense.

vii) granted 200,000 stock options to an employee of the Company. Each option entitles the holder to purchase one common share of the Company at a price of $1.24 per share until May 8, 2013. These options vest at the rate of 25% every twelve months following May 8, 2008. The estimated fair value of these options totalled $165,860 and this amount is being amortized and expensed as stock-based compensation over the vesting terms. As May 31, 2008, $2,704 had been recognized and recorded as stock-based compensation expense.

During the nine months ended May 31, 2008, the Company also recorded stock-based compensation expense of $381,580 related to previously granted stock options with graded vesting schedules that were earned during the nine months ended May 31, 2008.

a) *Common and Preferred Shares*

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at May 31, 2008 and the date of this report, the Company had 64,649,748 common shares issued and outstanding.

b) Warrants

As at May 31, 2008 and the date of this report, the Company had an aggregate of 3,805,000 warrants outstanding with a weighted average exercise price of $2.00.

c) Options

As at May 31, 2008 and the date of this report, the Company had an aggregate of 4,277,500 incentive stock options outstanding with a weighted average exercise price of $1.12. As described above, the Company also had Agent's Compensation Options outstanding to purchase up to 725,000 Units at a price of $1.55 per Unit, exercisable until November 22, 2009.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company's website at www.avalonventures.com.

No. 82-4427

AVALON VENTURES LTD.

RECEIVED

130 Adelaide St. W., Suite 1901, Toronto, Ontario M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
office@avalonventures.com www.avalonventures.com

NEWS RELEASE

May 21, 2008 No. 08-07

Initial Assays from Thor Lake Phase 2 drilling confirm north extension of Rare Earth Element enriched zones in Lake Zone deposit

Avalon Ventures Ltd. TSX: AVL (the "Company") is pleased to announce initial assay results from the Phase 2 drilling program carried out from January 29 to April 29, 2008 on the Lake Zone Rare Earth Element ("REE") deposit, on its 100% owned Thor Lake Rare Metals project, located southeast of Yellowknife, NWT. This phase of drilling was focused on a 1200m by 600m area on the northern part of the deposit, that is covered by Thor Lake itself, plus two holes in a swampy area on the south part of the deposit. A total of 6447 metres were drilled in 34 holes (Table 1, below) and assays results are now available for 9 of these holes, all drilled in the northeast corner of the deposit.

As reported in the Company's news release dated April 22, 2008, the REE-enriched mineralized zones in the southern part of the deposit do extend into the northern part and the assay results received to date confirm this observation with 8 of the 9 holes containing several very similar several 4-23 metre wide intervals of relatively high grade REE mineralization, within a broad mineralized envelope averaging over 100 metres in thickness. Mineralization in the ninth hole (L08-67) was "dyked-out" by a younger, subvertical diabase intrusion.

Assay highlights include broad sub-intervals of **43.65m of 2.15% TREO ("Total Rare Earth Oxides") in hole L08-65 and 46.9m of 1.74% TREO in hole L08-72,** where TREO is defined as the sum of all 14 REE plus Yttrium, expressed in oxide form. Individual intercepts averaged as high as **3.54% TREO over 8.8 metres in hole L08-69 and 4.2% TREO over 1.1m in L08-76.** All the widths reported are believed to approximate true thicknesses. The entire mineralized envelope typically averages around 1.0% TREO (Table 2).

Of further significance is the confirmation of a relatively high proportion of the heavy rare earth elements ("HREE", Europium through Lutetium) in all of these intercepts. The content of HREO (Heavy Rare Earth Oxides) as a percentage of TREO ranges from 8.1% to 14.3% over the entire mineralized envelope in these holes and selected sub-intervals average as high as **32.6% HREO over 6.0 metres** in hole L08-70. By comparison, most known rare earth deposits are dominated by the light rare earths and typically contain less than 3% HREO. The Lake Zone is a very unusual REE deposit for its relatively high content of some of the more scarce and valuable heavy rare earth elements such as terbium, europium and dysprosium.

Individual HREE values were as high as **143.5 ppm terbium (Tb) oxide, 155.6 ppm europium (Eu) oxide and 818.7 ppm dysprosium (Dy) oxide over widths of 6.0 to 8.8 metres** (Table 3). Bid prices for these oxides have all risen sharply since January and are reported for May 15, 2008 by Metal-Pages.com on an FOB China basis as: US$720/kg Tb, US$470/kg Eu and US$115/kg Dy compared to just US$4.05/kg for the more abundant Light REE cerium. These elements are in short supply yet are vital to many current applications in electronics (colour phosphors) and hybrid cars (high strength magnets). In addition to the HREE, these zones also contain high levels of neodymium (Nd), a light rare earth element also in high demand for magnet applications, that is currently quoted at US$32/kg on an FOB China basis. The high grade sub-zones typically contain in excess of 2,000ppm Nd oxide. **One 8.8 metre sub-zone produced an exceptional Nd oxide assay of 7,379 ppm** (Table 3, below. Note that 1000ppm = 1 kg per tone).

The main objectives of the Phase 1 and 2 drilling programs on the Lake Zone are to delineate the full extent of the deposit on 100-150 metre hole spacing and define indicated resources within high grade sub-zones. To this end, recent drilling has enabled the recognition of a "layer-cake" horizontal zonation within the deposit consisting of alternating layers of variable grade and mineralogy. A zone containing consistently high relative enrichment in the HREO has been recognized near the base of this mineralized sequence between depths of 100-150 metres and is referred to as the Basal Zone. Several other such sub-zones occur elsewhere within the deposit and it should alsc be noted that the drilling done to date has not defined any lateral limits to the Lake Zone deposit, which remains open for expansion in all directions

The Basal Zone is anticipated to be the priority for resource definition and future development work on the project. Its thickness, relative shallow depth, and horizontal geometry are believed to make it amenable to low cost underground bulk mining techniques utilizing ramp access. An updated resource estimate for the Lake Zone will be prepared once all the Phase 2 drilling results have been received and are compiled in to a block model. This work will be done by Wardrop Engineering and should be complete by mid summer.

Full analytical details of all intervals for all REE and other rare metals received to date are posted on the Company's website along with a drill hole location plan and related cross-sections at http://www.avalonventures.com/projects/rare/thor_lake. Assays are pending for holes L08-73 to 75 and L08-77 to 98, and will be released as they come available.

On April 29, 2008, a detailed drilling program, consisting of 9 to 15 closely-spaced holes, was initiated in the south-central part of the deposit with 6 of these holes complete as at the date of this news release. The objective of this program is to acquire at least 800 kgs of the Basal Zone mineralization for bench-scale metallurgical tests, which will include flotation and hydrometallurgy to be completed by SGS Lakefield Research before year end. The metallurgical test program has commenced with "QEMSCAN" mineralogical studies of all the ore types present, focusing on the Basal Zone with higher HREO values. This work has already confirmed the presence of *fergusonite*, (an yttrium-niobium-tantalum oxide mineral enriched in HREE plus neodymium) as a significant component of the Basal Zone.

A rigorous QA/QC program was implemented for all of the program samples to ensure high quality data. Analytical standards were prepared from crushed rejects of historical Lake Zone drill core samples, then analysed at five separate laboratories to determine an averarge value. These standards were then routinely inserted into the sample batches to monitor analytical data. All drill core was split on site, sampled in 2m intervals and shipped to Acme Laboratories facility in Yellowknife for

sample preparation. Acme then shipped pulverized splits from all the samples its laboratory in Vancouver, BC. Duplicate samples are being analysed at ALS Laboratories in Vancouver, BC.

All samples are being analysed in both laboratories by lithium metaborate/tetraborate fusion and dilute nitric acid digestion, followed by whole rock and 45 element multielement ICP analysis. Details of the factors used to calculate rare earth oxides are posted on the Company website along with complete analytical data. Further check assays are being conducted by Actlabs Ltd., Ancaster, ON, but are not yet available.

Drilling operations were performed by Peak Drilling Ltd. of Courtenay B.C. under the supervision of J.C. Pedersen, P.Geo., Senior Geologist. The Company's Vice-President, Exploration, Dr. William Mercer, Ph.D., P.Geo. provided overall direction on the project.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company, with a primary focus on rare metals and minerals with high technology and environmentally-beneficial applications. Avalon currently holds a portfolio of five such projects, including three that are at, or close to, the feasibility stage. Shares Outstanding: 64,649,748. Cash resources: approximately $14.0 million.

To find out more about Avalon Ventures Ltd., please visit our website at www.avalonventures.com. This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar and Dr. Mercer are the Qualified Persons responsible for the technical content of this news release.

This news release contains forward-looking information. This forward-looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral resources, progress in development of mineral properties, demand and market outlook for metals and future metal prices. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the inherent risks involved in the exploration and development of mineral properties, uncertainties with respect to the receipt or timing of required permits and regulatory approvals, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.

Table 1: Drill Hole Locations

DDH No.	Northing	Easting	Dip (deg)	Az (deg)	Length (m)	Cumulative (m)
L08- 65	6887221.5	417086.7	-90	n/a	189.10	189
L08- 66	6887221.7	416932.7	-90	n/a	164.70	354
L08- 67	6887368.1	416928.6	-90	n/a	140.30	494
L08- 68	6887369.6	417084.0	-90	n/a	183.00	677
L08- 69	6887364.4	417234.0	-90	n/a	186.00	863
L08- 70	6887067.0	416937.3	-90	n/a	183.00	1,046
L08- 71	6887065.8	417088.6	-90	n/a	140.30	1,186
L08- 72	6887065.8	417088.6	-60	360	195.20	1,382
L08- 73	6886917.5	417084.3	-90	n/a	186.05	1,568
L08- 74	6886917.2	416933.1	-90	n/a	186.05	1,754
L08- 75	6886968.5	416685.0	-90	n/a	27.45 (ab)	1,781
L08- 075A	6887019.2	416669.6	-90	n/a	204.35	1,986
L08- 76	6887224.3	416797.9	-90	n/a	204.35	2,190
L08- 77	6887079.3	416803.8	-90	n/a	210.45	2,400
L08- 78	6886683.6	416787.3	-90	n/a	183.00	2,583
L08- 79	6886669.1	416534.0	-90	n/a	164.70	2,748
L08- 80	6886821.5	416533.9	-90	n/a	173.85	2,922
L08- 81	6886769.4	416936.9	-90	n/a	173.85	3,096
L08- 82	6886519.8	416535.3	-90	n/a	188.80	3,284
L08- 83	6886520.7	416384.7	-90	n/a	179.95	3,464
L08- 84	6886668.8	416384.8	-90	n/a	173.85	3,638
L08- 85	6886818.9	416385.5	-90	n/a	213.50	3,852
L08- 86	6886970.7	416532.7	-90	n/a	213.50	4,065
L08- 87	6886970.9	416387.3	-90	n/a	179.95	4,245
L08- 88	6886815.5	416238.3	-90	n/a	189.10	4,434
L08- 89	6886709.6	416171.9	-90	n/a	213.50	4,648
L08- 90	6886667.8	416683.9	-90	n/a	192.15	4,840
L08- 91	6886673.0	416934.1	-90	n/a	213.50	5,053
L08- 92	6886596.1	416530.5	-55	360	228.75	5,282
L08- 93	6886748.5	416534.9	-55	180	164.70	5,447
L08- 94	6886719.6	416534.4	-90	n/a	198.25	5,645
L08- 95	6886970.0	416800.0	-90	n/a	189.10	5,834
L08- 96	6886820.0	416800.0	-90	n/a	183.00	6,017
L08- 97	6886220.0	417135.0	-90	n/a	192.15	6,209
L08- 98	6886110.0	417135.0	-90	n/a	237.90	6,447
L08- 99	6886510.0	417020.0	-90	n/a	183.00	6,630

Note: northing and easting coordinates are in NAD83 (zone12) in meters. Ab = abandoned

n/a = not applicable

Table 2. Summary of Significant assays. TREO+Y = Total Rare Earth Oxides plus yttrium oxide
HREO = Heavy rare earth Oxides (Europium through Lutetium plus Yttrium)

Drill Hole		Zone	From (m)	To (m)	Width (m)	TREO+Y (%)	HREO as percent of TREO
L08-65		**Complete interval**	**27.00**	**131.00**	**104.00**	**1.06**	**10.7%**
	incl		27.00	70.65	43.65	2.15	9.6%
	and	Basal Zone	122.00	131.00	9.00	0.68	11.9%
L08-66		**Complete interval**	**15.00**	**143.00**	**128.00**	**0.81**	**11.9%**
	incl		88.00	110.00	22.00	1.48	10.0%
	and	Basal Zone	116.00	141.00	25.00	1.04	20.0%
	incl	Including	121.35	139.00	17.65	1.16	21.6%
L08-67			**No significant assays, Zones dyked-out**				
L08-68		**Complete interval**	**20.30**	**149.00**	**128.70**	**0.82**	**11.8%**
	incl		22.60	35.00	12.40	1.11	7.0%
	and	Basal Zone	102.80	152.80	50.00	0.94	17.1%
	incl		129.00	149.00	20.00	1.35	18.9%
L08-69		**Complete interval**	**82.60**	**147.50**	**64.90**	**1.30**	**13.6%**
	incl		82.60	91.40	8.80	3.54	7.3%
	and	Basal Zone	104.00	147.50	43.50	1.14	17.7%
	incl		128.90	141.70	12.80	1.25	26.3%
L08-70		**Complete interval**	**29.00**	**110.90**	**81.90**	**1.25**	**14.3%**
	incl		29.00	58.00	29.00	1.38	9.9%
	and		68.60	78.60	10.00	2.07	11.1%
	and	Basal Zone	92.00	110.90	18.90	1.50	23.7%
	incl		103.00	109.00	6.00	1.90	32.6%
L08-71		**Complete interval**	**11.50**	**46.30**	**34.80**	**1.06**	**8.1%**
	incl		11.50	20.20	8.70	2.13	7.5%
	and		32.30	46.30	14.00	1.06	8.8%
L08-72		**Complete interval**	**37.05**	**143.70**	**106.65**	**1.19**	**13.6%**
	incl		37.05	49.20	12.15	1.81	10.1%
	and	Basal Zone	96.80	143.70	46.90	1.74	15.5%
L08-76		**Complete interval**	**37.00**	**118.85**	**81.85**	**0.88**	**12.4%**
	and	Basal Zone	72.90	118.85	45.95	1.10	13.5%
	incl		106.00	118.85	12.85	1.48	20.0%

Table 3. Selected assay intervals for individual rare earth elements. Y2O3 = Yttrium oxide, Nd2O3 = neodymium oxide, Eu2O3 = Europium oxide, Tb2O3 = Terbium oxide, Dy2O3 = dysprosium oxide.

				in PPM				
DDH Number	**From (m)**	**To (m)**	**Width (m)**	**Y2O3**	**Nd2O3**	**Eu2O3**	**Tb2O3**	**Dy2O3**
L08-65	27.00	70.65	43.65	949	4,373	89.3	50.8	199.6
L08-68	129.00	149.00	20.00	1,219	2,605	68.3	71.3	338.4
L08-69	82.60	91.40	8.80	929	7,379	155.6	70.3	250.5
L08-69	128.90	141.70	12.80	1,896	2,092	48.9	76.1	440.1
L08-70	68.60	78.60	10.00	1,002	4,346	102.4	62.9	239.5
L08-70	103.00	109.00	6.00	3,320	3,226	100.4	143.5	818.7
L08-71	11.50	20.20	8.70	636	4,357	80.4	45.2	160.9
L08-72	96.80	143.70	46.90	1,379	3,281	73.2	66.4	316.8
L08-76	106.00	118.85	12.85	1,508	2,721	72.0	74.2	369.1

No. 82-4427

AVALON VENTURES LTD.

RECEIVED
2008 AUG 28 A

130 Adelaide St. W., Suite 1901, Toronto, Ontario M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
office@avalonventures.com www.avalonventures.com

NEWS RELEASE

June 25, 2008 **No. 08-08**

Further encouraging Rare Earth Element Assays from Lake Zone Phase 2 drilling program, Thor Lake, NWT. Summer drilling program underway.

Avalon Ventures Ltd. TSX: AVL (the "Company") is pleased to announce additional encouraging assay results from a further 13 holes drilled during the Phase 2 program on the Lake Zone Rare Earth Element ("REE") deposit, on its 100% owned Thor Lake Rare Metals project, located 100km southeast of Yellowknife, NWT. (Table 1). Highlights from these holes include broad intervals of **12.0m of 2.00% TREO in hole L08-89, 25.25m of 1.76% TREO ("Total Rare Earth Oxides") in hole L08-84 and 14.95m of 2.05% TREO in hole L08-85**. Individual intercepts averaged as high as **3.24% TREO over 4.2 metres in hole L08-84 and 2.92% TREO over 2.6m in L08-75A**. These intervals are believed to approximate true thicknesses. (Table 2).

Of greater significance is the continuing high proportions of the more valuable heavy rare earth elements ("HREE", Europium through Lutetium plus Yttrium) in all of these intercepts, especially in the lower "Basal Zone". For example, the 12.0 metre interval in the Basal Zone reported above for Hole L08-89 averaging 2.00% TREO consisted of a remarkable **30.5% HREO**. Interestingly, this hole was located the furthest west of any of the holes drilled to date on the surface of the lake, implying that the zone remains open to the west beyond the previously interpreted limits of the Lake Zone deposit. Potential western extensions of the deposit will be tested during the summer drilling program.

Individual values for some of the high demand HREE in the Basal Zone intersection in Hole L0-89 were **140.1 ppm terbium (Tb) oxide, 100.7 ppm europium (Eu) oxide, 788 ppm dysprosium (Dy) oxide and 3270 ppm yttrium oxide (Y) over 12.0 metres** (Table 3, 100ppm = 0.1 kg/t). Recent bid prices for these oxides as reported for June 17, 2008 by Metal-Pages.com on an FOB China basis include: US$720/kg Tb, US$470/kg Eu, US$115/kg Dy and $15.90/kg Y compared to just US$4.00/kg for the more abundant Light REE cerium. These elements are in short supply yet are vital to many current applications in electronics (colour phosphors) and hybrid cars (high strength magnets). Rapidly rising fuel prices are creating soaring demand for more fuel efficient cars (especially hybrids such as the Toyota Prius) which is estimated to contain an aggregate of 30kg of rare earth elements, including light rare earths used in the rechargeable battery and catalytic converter.

In addition to the HREE, the Basal Zone also contain high levels of neodymium (Nd), a light rare earth element also in high demand for magnet applications, that is currently quoted at US$31/kg on an FOB China basis. The high grade sub-zones typically contain in excess of 2,000ppm Nd oxide.

The 12.0 metre interval in L0-89 produced an Nd oxide assay of 3,381 ppm (Table 3, below. Note that 1000ppm = 1 kg per tonne).

As previously disclosed in the Company's news release dated May 21, 2008, a total of 6,447 metres were drilled in 34 holes and assays have now been received and reported for 21 of these holes, with the balance expected within the next few weeks. Once all the assays have been received and compiled a new block model and resource estimate will be generated for the deposit, which the Company anticipates will be ready to report by early September.

Metallurgical testwork program update

Following the completion of the definition drilling program on the ice of Thor Lake, the drill was moved to the south side of the Lake where a detailed drilling program involving 11 holes totalling 2277 metres was undertaken for the primary purpose of collecting at least 1600 kgs of mineralized drill core for metallurgical testwork. These holes will also provide useful information on lateral continuity and grade variability within the high grade mineralized sub-zones such as the Basal Zone. This program was completed by May 26, bringing the cumulative total drilled in the Phase 2 program to 8724 metres in 45 completed holes. Drilling has now resumed after a three week break (to allow for the ground to dry out), with a series of holes designed to better define the southern part of the Lake Zone deposit.

The metallurgical test program, being conducted at SGS Lakefield Research Ltd., has commenced with "QEMSCAN", microprobe and conventional mineralogical studies of all the ore types present, and focusing on the Basal Zone with its higher HREO values. This work will provide valuable information on the mineral species present, any interlocking relationships, and grain sizes, all key for the subsequent flotation test work. The flotation test work will commence once the mineralogical report is complete and assays are on hand for the metallurgical drill core samples. This work will focus on production of a saleable rare earth concentrate with high HREE content.

Finally, the concentrate products will be subjected to hydrometallurgical tests to investigate routes for extraction and separation of individual rare earth elements from the concentrate. In the process of flotation testing, the feasibility of extracting other valuable elements such as Nb, Ta and Hf will also be investigated. The principal HREE-bearing mineral phase in the Basal Zone has been confirmed as fergusonite, an yttrium-niobium-tantalum oxide mineral. Consequently, this zone also contains high levels of tantalum and niobium along with zirconium in zircon, all representing potential valuable by-product credits. **The 12.0 metre intercept of Basal Zone in L0-89 averaged 5,511 ppm niobium oxide and 597 ppm tantalum oxide, along with 4.47% zirconium oxide and 95.5 ppm gallium oxide** (Table 4).

A rigorous QA/QC program was implemented for all of the program samples to ensure high quality data. Analytical standards were prepared from crushed rejects of historical Lake Zone drill core samples, then analysed at five separate laboratories to determine an averarge value. These standards were then routinely inserted into the sample batches to monitor analytical data. All drill core was split on site, sampled in 2m intervals and shipped to Acme Laboratories facility in Yellowknife for sample preparation. Acme then shipped pulverized splits from all the samples its laboratory in Vancouver, BC. Duplicates and other check samples are being analysed at ALS Chemex Laboratories, Vancouver, BC.

All samples are being analysed at both laboratories by lithium metaborate/tetraborate fusion and dilute nitric acid digestion, followed by whole rock and 45 element multielement ICP analysis.

Details of the factors used to calculate rare earth oxides are posted on the Company website along with complete analytical data.

Drilling operations were performed by Peak Drilling Ltd. of Courtenay B.C. under the supervision of J.C. Pedersen, P.Geo., Senior Geologist. The Company's Vice-President, Exploration, Dr. William Mercer, Ph.D., P.Geo. provided overall direction on the project.

Full analytical details of all intervals for all REE and other rare metals received to date are posted on the Company's website along with a drill hole location plan and related cross-sections at http://www.avalonventures.com/projects/rare/thor_lake.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company, with a primary focus on rare metals and minerals with high technology and environmentally-beneficial applications. Avalon currently holds a portfolio of five such projects, including three that are at, or close to, the feasibility stage. Shares Outstanding: 64,649,748. Cash resources: approximately $13.0 million.

To find out more about Avalon Ventures Ltd., please visit our website at www.avalonventures.com. This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar and Dr. Mercer are the Qualified Persons responsible for the technical content of this news release.

This news release contains forward-looking information. This forward-looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral resources, progress in development of mineral properties, demand and market outlook for metals and future metal prices. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the inherent risks involved in the exploration and development of mineral properties, uncertainties with respect to the receipt or timing of required permits and regulatory approvals, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.

Table 1: Drill Hole Locations (new assays)

DDH No.	Northing	Easting	Dip (deg)	Az (deg)	Length (m)
L08- 73	6886917.5	417084.3	-90	n/a	186.05
L08- 74	6886917.2	416933.1	-90	n/a	186.05
L08- 75	6886968.5	416685.0	-90	n/a	27.45 (ab)
L08- 075A	6887019.2	416669.6	-90	n/a	204.35
L08- 77	6887079.3	416803.8	-90	n/a	210.45
L08- 78	6886683.6	416787.3	-90	n/a	183.00
L08- 79	6886669.1	416534.0	-90	n/a	164.70
L08- 82	6886519.8	416535.3	-90	n/a	188.80
L08- 83	6886520.7	416384.7	-90	n/a	179.95
L08- 84	6886668.8	416384.8	-90	n/a	173.85
L08- 85	6886818.9	416385.5	-90	n/a	213.50
L08- 89	6886709.6	416171.9	-90	n/a	213.50
L08- 90	6886667.8	416683.9	-90	n/a	192.15
L08- 91	6886673.0	416934.1	-90	n/a	213.50

Note: northing and easting coordinates are in NAD83 (zone12) in meters. (ab) = abandoned
n/a = not applicable
Drill holes up to L08-94 surveyed by registered surveyor. Remaining holes by hand held GPS.

Table 2: Lake Zone Drill Hole TREO Assay Summary: (Latest results)

Drill Hole		Zone	From (m)	To (m)	Width (m)	TREO+ Y (%)	HREO+ Y (%)	HREO as percent of TREO
L08-73		Complete Interval	15.00	116.00	101.00	1.08	0.15	13.5%
L08-73	incl		42.60	54.00	11.40	1.50	0.14	9.6%
L08-73	and		60.00	68.00	8.00	2.55	0.27	10.5%
L08-73	**and**	**Basal Zone**	**77.40**	**116.00**	**38.60**	**1.27**	**0.23**	**18.4%**
L08-73	**incl**	**incl**	**110.00**	**116.00**	**6.00**	**2.67**	**0.59**	**22.0%**
L08-74		Complete Interval	0.25	108.00	107.75	0.97	0.11	11.4%
L08-74	incl		0.25	16.00	15.75	1.62	0.11	6.6%
L08-74	**and**	**Basal Zone**	**76.00**	**108.00**	**32.00**	**1.65**	**0.23**	**14.1%**
L08-74	**incl**	**"**	**76.00**	**96.00**	**20.00**	**1.88**	**0.27**	**14.6%**
L08-75A			15.00	17.00	2.00	1.81	0.14	7.6%
L08-75A	and		23.00	27.00	4.00	1.35	0.11	7.8%
L08-75A	and		44.40	47.00	2.60	2.92	0.20	7.0%
L08-77		Complete Interval	44.00	114.35	70.35	0.83	0.12	14.9%
L08-77	incl		44.00	61.25	17.25	1.49	0.17	11.4%
L08-77	**and**	**Basal Zone**	**101.30**	**114.35**	**13.05**	**1.47**	**0.31**	**20.8%**

Drill Hole		Zone	From (m)	To (m)	Width (m)	TREO+Y (%)	HREO+Y (%)	HREO as percent of TREO
L08-78		Complete Interval	17.90	124.85	106.95	0.70	0.10	14.1%
L08-78	incl		17.90	42.50	24.60	1.21	0.12	9.5%
L08-78	and	Basal Zone	109.70	124.85	15.15	1.20	0.28	23.5%
L08-78	incl	"	109.70	113.05	3.35	1.63	0.36	22.2%
L08-79		Complete Interval	8.05	153.50	145.45	1.02	0.11	11.2%
L08-79	incl		24.00	27.25	3.25	1.79	0.13	7.2%
L08-79	and		35.40	74.60	39.20	1.46	0.14	9.9%
L08-79	and		86.00	98.00	12.00	1.71	0.15	8.8%
L08-79	and	Basal Zone	130.50	153.50	23.00	0.97	0.17	17.6%
L08-82		Complete Interval	35.00	136.00	101.00	0.86	0.13	15.6%
L08-82	incl		35.00	53.75	18.75	1.38	0.12	8.8%
L08-82	and		77.00	78.25	1.25	2.93	0.25	8.6%
L08-82	and	Basal Zone	98.35	136.00	37.65	1.34	0.26	19.5%
L08-83		Complete Interval	119.55	162.00	42.45	1.54	0.16	10.3%
L08-83	incl	Basal Zone?	127.60	160.00	32.40	1.79	0.18	10.0%
L08-83	incl	"	131.15	138.00	6.85	3.05	0.20	6.4%
L08-84		Complete Interval	7.25	99.80	92.55	1.38	0.12	8.7%
L08-84	incl		7.25	13.50	6.25	1.71	0.18	10.6%
L08-84	incl		26.60	34.00	7.40	2.80	0.22	8.0%
L08-84	and		57.00	68.00	11.00	2.43	0.17	7.1%
L08-84	and	Basal Zone?	83.90	99.80	15.90	1.80	0.20	10.9%
L08-84	incl	"	88.50	92.70	4.20	3.24	0.31	9.5%
L08-85		Complete Interval	17.70	152.95	135.25	1.11	0.13	11.8%
L08-85	incl		17.70	28.60	10.90	1.91	0.21	10.8%
L08-85	and		42.40	48.00	5.60	1.67	0.19	11.5%
L08-85	and		85.00	89.00	4.00	2.77	0.25	8.9%
L08-85	and	Basal Zone	138.00	152.95	14.95	2.05	0.33	15.9%
L08-89		Basal Zone	131.00	190.00	59.00	1.03	0.23	22.4%
L08-89	incl	"	131.00	135.10	4.10	1.61	0.29	18.2%
L08-89	and	"	168.00	194.00	26.00	1.49	0.40	27.1%
L08-89	incl	"	176.00	188.00	12.00	2.00	0.61	30.5%
L08-90		Complete Interval	24.40	130.00	105.60	0.64	0.08	13.1%
L08-90	incl		24.40	39.50	15.10	1.32	0.10	7.3%
L08-90	and		48.00	51.15	3.15	1.20	0.10	8.2%
L08-90	and	Basal Zone	118.00	130.00	12.00	1.46	0.35	23.8%
L08-91		Complete Interval	52.40	130.00	77.60	1.24	0.21	16.6%
L08-91	incl		52.40	63.25	10.85	2.48	0.32	12.8%
L08-91	and	Basal Zone	79.90	87.65	7.75	1.92	0.32	16.9%
L08-91	and	Basal Zone	98.00	117.65	19.65	1.32	0.25	19.2%

Notes: DDH L08-76 released previously
DDH L08-80 and 81 assays not yet received
HREO includes yttrium
Conversion factors from rare earth elements to rare earth oxides given on Avalon Ventures Ltd. website

Table 3: Individual REO values for selected high grade sub-intervals: Neodymium (Nd), Europium (Eu), Terbium (Tb), Dysprosium (Dy), and Yttrium (Y) as oxides

DDH	From	To	Width	Y2O3	Nd2O3	Eu2O3	Tb2O3	Dy2O3
L08-73	110.00	116.00	6.00	2884.48	4749.78	141.42	154.7	727
L08-74	76.00	96.00	20.00	1438.53	3578.78	77.76	71.9	335
L08-75A	44.40	47.00	2.60	786.07	5864.33	91.65	52.4	209
L08-77	101.30	114.35	13.05	1586.27	2787.68	75.84	85.3	389
L08-78	109.70	124.85	15.15	1445.53	2215.24	61.96	73.3	372
L08-79	130.50	153.50	23.00	876.64	1847.29	44.16	45.7	216
L08-82	98.35	136.00	37.65	1410.73	2519.85	60.03	65.8	323
L08-83	127.60	160.00	32.40	769.18	3453.05	76.96	54.5	213
L08-84	88.50	92.70	4.20	1295.21	6583.80	139.72	78.9	270
L08-85	138.00	152.95	14.95	1558.72	3977.12	96.59	94.2	427
L08-89	176.00	188.00	12.00	3270.32	3381.19	100.75	140.1	788
L08-90	118.00	130.00	12.00	1852.91	2720.20	71.94	82.2	427
L08-91	79.90	87.65	7.75	1625.68	3780.27	91.22	82.7	389

Notes:
1000 ppm is 1 kg. 10,000ppm is 1%. Recent bid prices for these oxides as reported by Metal-Pages.com on an FOB China basis are: US$720/kg Tb, US$470/kg Eu, US$115/kg Dy, US$15.90/kg Y, US$31/kg Nd

Table 4: Individual rare element values for selected high grade sub-intervals: Niobium (Nb), Tantalum (Ta), Gallium (Ga), and Zirconium (Zr) as oxides in ppm

DDH	From	To	Width	Nb2O5	Ta2O5	Ga2O3	ZrO2
L08-73	110.00	116.00	6.00	7,161	665.0	132.8	55,931
L08-74	76.00	96.00	20.00	4,025	222.6	158.2	38,500
L08-75A	44.40	47.00	2.60	9,904	729.5	204.6	54,832
L08-77	101.30	114.35	13.05	4,515	457.8	119.9	40,854
L08-78	109.70	113.05	3.35	4,824	407.7	136.4	42,733
L08-79	86.00	98.00	12.00	4,730	260.3	160.0	36,556
L08-82	77.00	78.25	1.25	6,158	364.2	155.5	56,446
L08-83	127.60	160.00	32.40	4,187	292.4	166.5	24,677
L08-84	57.00	68.00	11.00	8,602	434.4	176.1	45,017
L08-84	88.50	92.70	4.20	7,968	649.9	149.4	59,939
L08-85	85.00	89.00	4.00	6,174	476.5	146.6	42,373
L08-89	176.00	188.00	12.00	5,511	597.5	95.5	44,699
L08-90	118.00	130.00	12.00	4,682	474.4	108.1	36,950
L08-91	79.90	87.65	7.75	5,431	409.7	151.2	42,408

Notes:
1000 ppm is 1 kg. 10,000ppm is 1%

No. 82-4427

AVALON VENTURES LTD.

130 Adelaide St. W., Suite 1901, Toronto, Ontario M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
office@avalonventures.com www.avalonventures.com

NEWS RELEASE

July 30, 2008 **No. 08-09**

Remaining assays from Phase 2 winter drilling produce most encouraging results to date from the Lake Zone REE deposit, Thor Lake, NWT.

Avalon Ventures Ltd. TSX: AVL (the "Company") is pleased to announce the assay results from the remaining twelve holes from the Phase 2 winter drilling program on the Lake Zone Rare Earth Element ("REE") deposit (Table 1). The deposit is located on the Company's 100% owned Thor Lake Rare Metals project, 100km southeast of Yellowknife, NWT. The highlights from these results were from Holes L08-97 and L08-98 located in a previously untested area in the southern part of the deposit. These two holes produced some of the broadest intervals of the more valuable heavy rare earth element ("HREE" consisting of europium through lutetium plus yttrium) enriched mineralization yet discovered in the Lake Zone deposit.

Hole L08-98 intersected **48.0 metres averaging 1.57% TREO** ("Total Rare Earth Oxides") **with 21.5% HREE**(oxide form) including **14.00 metres averaging 2.03% TREO with 28.6% HREE.** Further the complete mineralized interval from 4.10 to 159.0 m in this hole assayed 0.99% TREO **averaging a remarkable 16.4% HREE over the entire 154.90 metre mineralized core length.** Hole L08-97 intersected **20.0m of 2.02% TREO** in the Basal Zone containing **21.2% HREE** including **10.00m of 2.77% TREO with 22.5% HREE.** These intervals are believed to approximate true thicknesses (Table 2). Hole L08-92 contained a narrower but much richer interval of Basal Zone mineralization assaying **5.07% TREO with 23.7% HREE over 2.80m.**

Hole L08-98 was located the furthest south of any of the holes drilled to that date in the deposit, extending the known resource into this area and implying that the Basal Zone remains open to the south beyond the previously interpreted limits of the Lake Zone deposit and appears to be wider in this area. As note that in the Company's news release dated June 25, 2008, drill hole L08-89 had similarly high values and was the furthest west of any drill holes to date (older drill holes in the same area were too shallow to reach the economically-important Basal Zone). This area to the south has been tested with five additional drill holes over the past few weeks (assays pending) and further drilling is planned to better define this new area high-grade REE mineralization.

Individual values for some of the high demand HREE in the Basal Zone intersection in Hole L08-92, quoted above, were **276 ppm terbium (Tb) oxide, 222 ppm europium (Eu) oxide and 1461 ppm dysprosium (Dy) oxide over 2.80 metres** (Table 3, 100ppm = 0.1 kg/t). Recent bid prices for these oxides as reported for July 29, 2008 by Metal-Pages.com on an FOB China basis as: US$720/kg Tb, US$470/kg Eu and US$113/kg Dy compared to just US$4.70/kg for the more abundant Light REE cerium. These elements are in short supply yet are vital to many current applications in electronics (colour phosphors) and hybrid cars (high strength magnets). Rapidly

rising fuel prices are creating soaring demand for more fuel efficient cars (especially hybrids such as the Toyota Prius) which is estimated to contain an aggregate of 30kg of rare earth elements, including light rare earths used in the rechargeable battery and catalytic converter. The same intercept had an analysis of 7411 ppm lanthanum oxide, which Metal-Pages reports a bid price of $8.90/kg and 8579 ppm neodymium oxide, a light rare earth element also in high demand for magnet applications, that is currently quoted at US$30/kg on a bid FOB China basis.

The Company has contracted with Wardrop Engineering to produce a new 43-101 compliant resource estimate for the deposit based on all the drilling completed since last summer, up to and including, hole L08-98. This new resource estimate is expected to be ready by early September.

Meanwhile, drilling on the southern part of the deposit resumed on June 22, 2008 after a brief hiatus for spring break-up and since then, 13 more holes have been completed including the 5 mentioned above). The current program will include in-fill holes to increase certainty in the resource, with the objective of defining indicated resources, and a number of step-out holes to test for extensions to the high grade mineralization in the southern and eastern parts of the Basal Zone and map the limits of the deposit.

Metallurgical testwork program update

As reported previously, a detailed drilling program involving 11 holes totalling 2277 metres was undertaken in May, for the primary purpose of collecting a 1600 kg bulk sample for metallurgical testwork. Processing of this sample commenced recently, and involves mineral separation studies, followed by flotation tests, so as to produce a saleable rare earth element rich mineral concentrate. This work will be followed by hydrometallurgical testing for recovery of individual rare earth element oxides. The full metallurgical test program is expected to take about 5 months to complete and is being conducted by SGS Lakefield Research.

The metallurgical testing was preceded by QEMSCAN microprobe and conventional mineralogical studies of all the ore types present, focusing on the Basal Zone with the higher HREE values. This work is providing valuable information on the mineral species present, any interlocking relationships, and grain sizes, which are critical for the subsequent flotation testing.

The principal HREE bearing mineral phases in the Basal Zone have been confirmed as fergusonite, an yttrium, niobium, tantalum oxide mineral and zircon, a zirconium oxide mineral. Consequently, this zone also contains high levels of tantalum and niobium along with zirconium in zircon, all representing potential valuable by-product credits. **For example, the 2.8 m intercept of Basal Zone in L0-92 averaged 15,351 ppm niobium oxide and 1390 ppm tantalum oxide, along with 67,550 ppm zirconium oxide and 109 ppm gallium oxide** (Table 4).

A rigorous QA/QC program was implemented for all of the program samples to ensure high quality data. Analytical standards were prepared from crushed rejects of historical Lake Zone drill core samples, then analysed at five separate laboratories to determine an averarge value. These standards were then routinely inserted into the sample batches to monitor analytical data. All drill core was split on site, sampled in 2m intervals and shipped to Acme Laboratories facility in Yellowknife for sample preparation. Acme then shipped pulverized splits from all the samples to its laboratory in Vancouver, BC. Duplicates and other check samples are being analysed at ALS Chemex Laboratories, Vancouver, BC.

All samples are being analysed at both laboratories by lithium metaborate/tetraborate fusion and dilute nitric acid digestion, followed by whole rock and 45 element multielement ICP analysis.

Details of the factors used to calculate rare earth oxides are posted on the Company website along with complete analytical data.

Drilling operations were performed by Peak Drilling Ltd. of Courtenay B.C. under the supervision of J.C. Pedersen, P.Geo., Senior Geologist. The Company's Vice-President, Exploration, Dr. William Mercer, Ph.D., P.Geo. provided overall direction on the project.

Full analytical details of all intervals for all REE and other rare metals received to date are posted on the Company's website along with a drill hole location plan and related cross-sections at http://www.avalonventures.com/projects/rare/thor_lake.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company, with a primary focus on rare metals and minerals with high technology and environmentally-beneficial applications. Avalon currently holds a portfolio of five such projects, including three that are at, or close to, the feasibility stage. Shares Outstanding: 64,649,748. Cash resources: approximately $11.5 million.

To find out more about Avalon Ventures Ltd., please visit our website at www.avalonventures.com. This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar and Dr. Mercer are the Qualified Persons responsible for the technical content of this news release.

This news release contains forward-looking information. This forward-looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral resources, progress in development of mineral properties, demand and market outlook for metals and future metal prices. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the inherent risks involved in the exploration and development of mineral properties, uncertainties with respect to the receipt or timing of required permits and regulatory approvals, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.

Table 1: Drill Hole Locations

DDH	E (NAD83)	N (NAD83)	End of Hole (m)	Cumulative (m)	Dip	Azimuth
L08-80	416535	6886820	173.9	2921.9	-90	360
L08-81	416935	6886770	173.9	3095.7	-90	360
L08-86	416535	6886970	213.5	4065.3	-90	360
L08-87	416385	6886970	180.0	4245.2	-90	360
L08-88	416235	6886820	189.1	4434.3	-90	360
L08-92	416535	6886595	228.8	5282.2	-55	360
L08-93	416535	6886750	164.7	5446.9	-55	180
L08-94	416535	6886720	198.3	5645.2	-90	360
L08-95	416800	6886970	189.1	5834.3	-90	360
L08-96	416800	6886820	183.0	6017.3	-90	360
L08-97	417135	6886220	192.2	6209.2	-90	360
L08-98	417135	6886110	237.9	6447.1	-90	360

Note: Northing and Easting coordinates are in NAD83 (Zone 12) in meters.
(ab) = abandoned
Drill holes surveyed by hand held GPS.

Table 2: Lake Zone Drill Hole TREO Assay Summary

Drill Hole		Zone	From (m)	To (m)	Width (m)	TREO+Y (%)	HREO (%)	HREO as percent of TREO
L08-80		Complete interval	9.00	109.00	100.00	0.91	0.09	9.9%
L08-80	incl		9.00	10.75	1.75	2.32	0.15	6.4%
L08-80	and		30.70	48.15	17.45	1.83	0.16	8.5%
L08-80	and		60.90	66.50	5.60	1.40	0.12	8.5%
L08-80	and		69.70	76.00	6.30	1.16	0.09	7.8%
L08-81		Complete interval	13.35	104.90	91.55	1.19	0.17	14.6%
L08-81	incl		13.35	15.90	2.55	1.17	0.09	7.6%
L08-81	and		30.35	43.10	12.75	2.59	0.26	9.9%
L08-81	and		60.50	65.80	5.30	1.72	0.20	11.4%
L08-81	**and**	**Basal Zone**	**93.00**	**104.90**	**11.90**	**1.76**	**0.45**	**25.6%**
L08-86		Complete interval	16.90	57.70	40.80	1.07	0.10	9.4%
L08-86	incl		16.90	24.15	7.25	2.05	0.16	7.8%
L08-86	and		33.15	50.25	17.10	1.19	0.11	9.7%
L08-87		Complete interval	15.00	130.00	115.00	1.18	0.16	13.7%
L08-87	incl		15.00	41.00	26.00	2.07	0.18	8.6%
L08-87	**and**	**Basal Zone**	**103.00**	**130.00**	**27.00**	**1.47**	**0.36**	**24.8%**
L08-87	**incl**		**111.00**	**127.10**	**16.10**	**1.77**	**0.51**	**29.0%**
L08-88		Complete interval	15.40	163.80	148.40	1.26	0.15	11.7%
L08-88	incl		15.40	31.00	15.60	1.65	0.16	9.8%
L08-88	and		60.00	85.00	25.00	2.39	0.21	8.9%
L08-88	and		58.00	117.70	59.70	1.58	0.15	9.2%
L08-88	**and**	**Basal Zone**	**147.00**	**163.80**	**16.80**	**1.71**	**0.37**	**21.9%**
L08-92		Complete interval	34.00	199.80	165.80	0.74	0.08	11.0%
L08-92	incl		34.00	50.00	16.00	1.65	0.15	8.8%
L08-92	and		67.00	74.00	7.00	1.72	0.16	9.4%
L08-92	and		93.30	126.70	33.40	1.11	0.10	9.3%
L08-92	and		123.00	126.70	3.70	2.68	0.19	7.2%
L08-92	**and**	**Basal Zone**	**197.00**	**199.80**	**2.80**	**5.07**	**1.20**	**23.7%**
L08-93		Complete interval	14.00	151.00	137.00	0.62	0.05	8.7%
L08-93	incl		75.50	101.00	25.50	1.88	0.15	8.2%
L08-93	**and**	**Basal Zone**	**141.00**	**151.00**	**10.00**	**0.88**	**0.11**	**12.2%**
L08-94		Complete interval	87.25	155.25	68.00	0.95	0.15	16.0%
L08-94	incl		87.25	93.50	6.25	1.86	0.16	8.6%
L08-94	**and**	**Basal Zone**	**134.00**	**155.25**	**21.25**	**1.77**	**0.36**	**20.1%**
L08-95		Complete interval	5.70	84.70	79.00	1.13	0.13	11.2%
L08-95	incl		5.70	14.00	8.30	1.34	0.08	5.8%
L08-95	and		42.00	66.00	24.00	1.62	0.16	9.7%
L08-95	**and**	**Basal Zone**	**74.00**	**84.70**	**10.70**	**1.48**	**0.32**	**21.3%**
L08-96		Complete interval	21.65	104.00	82.35	0.72	0.08	11.6%
L08-96	incl		21.65	32.20	10.55	1.30	0.10	7.8%
L08-96	and		91.15	94.85	3.70	1.41	0.17	11.9%
L08-96	**and**	**Basal Zone**	**99.70**	**104.00**	**4.30**	**1.75**	**0.41**	**23.3%**
L08-97		Complete interval	11.00	145.00	134.00	1.23	0.17	13.4%
L08-97	incl		17.20	42.40	25.20	1.34	0.17	12.4%
L08-97	and		72.00	80.00	8.00	2.28	0.18	8.0%
L08-97	**and**	**Basal Zone**	**125.00**	**145.00**	**20.00**	**2.02**	**0.43**	**21.2%**
L08-97	**incl**		**133.00**	**143.00**	**10.00**	**2.77**	**0.63**	**22.5%**
L08-98		Complete interval	4.10	159.00	154.90	0.99	0.16	16.4%
L08-98	incl		37.50	72.95	35.45	1.32	0.18	13.5%
L08-98	**and**	**Basal Zone**	**111.00**	**159.00**	**48.00**	**1.57**	**0.34**	**21.5%**
L08-98	**incl**		**139.00**	**153.00**	**14.00**	**2.03**	**0.58**	**28.6%**

Notes: HREO includes yttrium. Metal to Oxide conversion factors provided at: http://www.avalonventures.com/projects/rare/thor_lake/

Table 3: Individual REO values for selected high grade sub-intervals: Neodymium (Nd), Europium (Eu), Terbium (Tb), Dysprosium (Dy), and Yttrium (Y) as oxides

DDH	From	To	Width	Y2O3	Nd2O3	Eu2O3	Tb2O3	Dy2O3
L08-80	30.70	48.15	17.45	666	3,767	75.4	43.6	153
L08-81	93.00	104.90	11.90	2,333	3,171	93.0	109.1	565
L08-86	16.90	24.15	7.25	668	4,220	78.5	43.4	147
L08-87	111.00	127.10	16.10	2,752	3,078	93.5	125.9	677
L08-88	147.00	163.80	16.80	1,948	3,293	90.1	95.9	465
L08-92	197.00	199.80	2.80	6,485	8,579	222.5	276.0	1,462
L08-93	75.50	101.00	25.50	672	3,875	74.1	41.8	154
L08-94	134.00	155.25	21.25	1,845	3,282	82.6	87.6	445
L08-95	74.00	84.70	10.70	1,705	2,783	71.8	73.3	356
L08-96	99.70	104.00	4.30	2,212	3,162	79.9	91.5	492
L08-97	133.00	143.00	10.00	3,220	5,019	136.7	150.2	781
L08-98	139.00	153.00	14.00	3,123	3,443	97.0	125.9	722

Notes:
1000 ppm is 1 kg. 10,000ppm is 1%

Table 4: Individual rare element values for selected high grade sub-intervals: Niobium (Nb), Tantalum (Ta), Gallium (Ga), and Zirconium (Zr) as oxides in ppm

DDH	From	To	Width	Nb2O5	Ta2O5	Ga2O3	ZrO2
L08-80	30.70	48.15	17.45	3,909	257.8	156.8	32,918
L08-81	93.00	104.90	11.90	4,724	469.6	112.3	41,469
L08-86	16.90	24.15	7.25	4,606	260.2	173.4	43,613
L08-87	111.00	127.10	16.10	4,511	442.1	101.9	39,469
L08-88	147.00	163.80	16.80	4,680	469.1	104.1	40,606
L08-92	197.00	199.80	2.80	15,351	1390.7	109.0	67,550
L08-93	75.50	101.00	25.50	4,296	239.5	147.8	35,413
L08-94	134.00	155.25	21.25	4,784	483.3	114.0	32,328
L08-95	74.00	84.70	10.70	4,704	490.0	133.5	36,658
L08-96	99.70	104.00	4.30	4,617	452.4	137.9	33,196
L08-97	133.00	143.00	10.00	6,493	605.3	125.2	52,811
L08-98	139.00	153.00	14.00	5,588	504.5	102.6	42,171

Notes:
1000 ppm is 1 kg. 10,000ppm is 1%

No. 82-4427

Form 52-109F2 *Certification of Interim Filings*

I, R. James Andersen, Chief Financial Officer of Avalon Ventures Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Avalon Ventures Ltd. (the issuer), for the interim period ending May 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

July 10, 2008

(signed) "R. James Andersen"
R. James Andersen
Chief Financial Officer

No. 82-4427

Form 52-109F2 *Certification of Interim Filings*

I, Donald S. Bubar, Chief Executive Officer of Avalon Ventures Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Avalon Ventures Ltd. (the issuer), for the interim period ending May 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

July 10, 2008

(signed) "Donald S. Bubar"
Donald S. Bubar
Chief Executive Officer

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
January 15, 2008

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: January 15, 2008 10:29 AM Pacific Time

Incorporation Number: **BC0409892**

Recognition Date: July 24, 1991 as a result of an Amalgamation

NOTICE OF ARTICLES

Name of Company:

AVALON VENTURES LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 950
1199 WEST HASTINGS ST.
VANCOUVER BC V6E 3T5
CANADA

Delivery Address:
SUITE 950
1199 WEST HASTINGS ST.
VANCOUVER BC V6E 3T5
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 950
1199 WEST HASTINGS ST.
VANCOUVER BC V6E 3T5
CANADA

Delivery Address:
SUITE 950
1199 WEST HASTINGS ST.
VANCOUVER BC V6E 3T5
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BUBAR, DONALD S.

Mailing Address:
11 GAINSVILLE AVE
UNIONVILLE ON L3R1W7

Delivery Address:
11 GAINSVILLE AVE
UNIONVILLE ON L3R1W7

Last Name, First Name, Middle Name:
FERRY, ALAN

Mailing Address:
20 MUNRO BLVD
NORTH YORK ON M2P1B9

Delivery Address:
20 MUNRO BLVD
NORTH YORK ON M2P1B9

Last Name, First Name, Middle Name:
MACEACHEN, BRIAN D.

Mailing Address:
19 LAKESHORE DR
HAMMONDSPLAIN NS B4B1S6

Delivery Address:
19 LAKESHORE DR
HAMMONDSPLAIN NS B4B1S6

Last Name, First Name, Middle Name:
MONTEITH, JOSEPH

Mailing Address:
1296 PRINCE ALBERTA COURT
MISSISSAUGA ON L5H3S1

Delivery Address:
1296 PRINCE ALBERTA COURT
MISSISSAUGA ON L5H3S1

Last Name, First Name, Middle Name:
CORMAN, F. DALE

Mailing Address:
SUITE 2050 - 1111 WEST GEORGIA STREET
VANCOUVER BC V6E 4M3
CANADA

Delivery Address:
SUITE 2050 - 1111 WEST GEORGIA STREET
VANCOUVER BC V6E 4M3
CANADA

Last Name, First Name, Middle Name:
McCARTER, PETER NORMAN

Mailing Address:
33 DONWOODS DRIVE
TORONTO ON M4N 2E9
CANADA

Delivery Address:
33 DONWOODS DRIVE
TORONTO ON M4N 2E9
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

2.	25,000,000	PREFERRED Shares	Without Par Value With Special Rights or Restrictions attached

No. 82-4427

18-07-05A11:33 RCVD

RECEIVED
2009 JUL 22 A 8:27

ARTICLES

OF

AVALON VENTURES LTD.
(the "Company")

INCORPORATION NUMBER: BCO409892

TABLE OF CONTENTS

SCHEDULE "A"

PROVINCE OF BRITISH COLUMBIA

BUSINESS CORPORATIONS ACT
ARTICLES

OF
AVALON VENTURES LTD.
(the "Company")

INCORPORATION NUMBER: BCO409892

PART 1

INTERPRETATION

1.1 In these Articles, unless there is something in the subject or context inconsistent therewith:

"Act" means the *Business Corporations Act,* S.B.C. 2002, c. 57, and all amendments thereto and includes regulations made pursuant thereto.

"Board", "Board of Directors" or "the directors" means the directors or sole director and includes alternate directors, if any, of the Company for the time being.

"seal" means the common seal of the Company, if any.

"month" means a calendar month.

"registered address" of a shareholder means the shareholder's address as recorded in the central securities register.

"registered holder", "registered owner" or "registered shareholder", when used with respect to a share means the person registered in the central securities register in respect of such share.

"personal representative" shall include executors, administrators, trustees-in-bankruptcy and duly constituted representatives in lunacy.

Expressions referring to writing shall be construed as including references to printing, lithography, typewriting, photography, photocopy, telecopying, telexing, telegraphing, electronic mailing and other modes of representing, reproducing or transmitting words in a visible form.

Words importing the singular include the plural and vice versa; and words importing male persons include female persons and words importing persons shall include corporations.

1.2 The meaning of any words or phrases defined in the Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

1.3 The Rules of Construction contained in the *Interpretation Act* shall apply, mutatis mutandis, to the interpretation of these Articles.

1.4 If there is a conflict between a definition in the Act and a definition or rule in the *Interpretation Act* relating to a term in these Articles, the definition in the Act will prevail. If there is a conflict between these Articles and the Act, the Act will prevail.

1.5 The majority required for the passage of a special resolution or a special separate resolution shall be 2/3 of the votes cast on the resolution.

PART 2

SHARES AND SHARE CERTIFICATES

2.1 The authorized share structure of the Company consists of an unlimited number of common shares without par value and 25,000,000 Preferred Shares without par value having attached thereto the special rights and restrictions set out in Part 27 of these Articles.

2.2 Every shareholder is entitled, without charge, to one certificate representing the share or shares of each class or series registered in his name; provided that, in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to the first named of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all; and provided further that the Company shall not be bound to issue certificates representing redeemable shares, if such shares are to be redeemed within one month of the date on which they were allotted. Any share certificate may be sent through the mail by registered prepaid mail to the shareholder entitled thereto at the shareholder's registered address, and neither the Company nor any transfer agent shall be liable for any loss occasioned to the shareholder owing to any such share certificate so sent being lost in the mail or stolen.

2.3 If a share certificate

(a) is worn out or defaced, the directors shall, upon production to them of the said certificate and upon such other terms, if any, as they may think fit, order the said certificate to be cancelled and shall issue a new certificate in lieu thereof;

(b) is lost, stolen or destroyed, then upon proof thereof to the satisfaction of the directors and upon such indemnity, if any, as the directors deem adequate being given, a new share certificate in lieu thereof shall be issued to the person entitled to such lost, stolen or destroyed certificate; or

(c) represents more than one share and the registered owner thereof surrenders it to the Company with a written request that the Company issue in his name two or more certificates, each representing a specified number of shares and, in the aggregate, representing the same number of shares as the certificate so surrendered, the Company shall cancel the certificate so surrendered and issue in lieu thereof certificates in accordance with such request;

provided that there must be paid to the Company, in relation to the issue of any share certificate under this Article 2.3, the amount, if any and which must not exceed the amount prescribed under the Act, determined from time to time by the directors.

2.4 Every share certificate shall be signed manually by at least one officer or director of the Company, or by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company and any additional signatures may be printed, lithographed, engraved or otherwise mechanically reproduced in accordance with these Articles.

2.5 Except as required by law, statute or these Articles, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as by law, statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

PART 3

ISSUE OF SHARES

3.1 Subject to the Act, the shares shall be under the control of the directors who may, subject to the rights of the registered holders of the shares of the Company for the time being issued, issue, allot, sell or otherwise dispose of, and/or grant options, share purchase warrants or rights on or otherwise deal in, shares authorized but not issued at such times, to such persons (including directors), in such manner, upon such terms and conditions, and at such issue price (including any premium at which shares with par value may be issued) as they, in their absolute discretion, may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 The Company is not required to offer shares pro rata to shareholders before allotting further shares of the Company.

3.3 Subject to the provisions of the Act, the Company or the directors on behalf of the Company, may pay a reasonable commission or allow a reasonable discount to any person in consideration of his purchasing or agreeing to purchase, whether absolutely or conditionally, any shares, debentures, share rights, warrants or debenture stock in the Company, or procuring or agreeing to procure purchasers, whether absolutely or conditionally, for any such shares, debentures, share rights, warrants or debenture stock. The Company may also pay such brokerage as may be lawful.

3.4 Except as provided in the Act, no share may be issued until it is fully paid and the Company shall have received the consideration therefor in money, property or past services performed for the Company and the value of such consideration equals or exceeds the issue price set for the share under Article 3.1 as determined by the directors.

PART 4

SHARE REGISTERS

4.1 The Company shall keep or cause to be kept at its records office or such other location in British Columbia as may be designated from time to time by the directors, a central securities register as required by the Act. The directors, on behalf of the Company, may appoint an agent to keep any registry which may be the same agent that acts as transfer agent for its shares or such class thereof, as the case may be, and the same or another agent that acts as registrar for its shares or such class

thereof, as the case may be. The directors may terminate the appointment of any such agent at any time and may appoint another agent in its place.

4.2 Unless prohibited by the *Act*, the Company may keep or cause to be kept one or more branch registries at such place or places as the directors may from time to time determine.

4.3 The Company must not at any time close its central securities register.

PART 5

TRANSFER AND TRANSMISSION OF SHARES

5.1 Subject to the provisions of these Articles that may be applicable, any shareholder may transfer any of his shares by instrument in writing executed by or on behalf of such shareholder and delivered to the Company or its transfer agent or other agent maintaining a securities register. The instrument of transfer of any share of the Company shall be in the form, if any, on the back of the Company's share certificates or in such other form as the directors may from time to time approve. Except to the extent that the Act may otherwise provide, the transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.2 The signature of the registered holder of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered holder represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the person in whose behalf any certificate for the shares to be transferred is deposited with the Company for the purpose of having the transfer registered, the number of shares specified in the instrument of transfer, or if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

5.3 Neither the Company nor any director, officer or agent thereof shall be bound to inquire into the title of the person named in the form of transfer as transferee, or if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Company for the purpose of having the transfer registered or be liable to any claim by such registered holder or by any intermediate holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered, a valid title to such shares.

5.4 Every instrument of transfer shall be executed by the transferor and left at the records office of the Company or at the office of its transfer agent or registrar for registration or other securities register together with the share certificate for the shares to be transferred and such other evidence, if any, as the directors or the transfer agent or registrar or securities register may require to prove the title of the transferor or his right to transfer the shares and the right of the transferee to have the transfer registered. All instruments of transfer where the transfer is registered shall be retained by the Company or its transfer agent or registrar or securities register and any instrument of transfer where the transfer is not registered shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

5.5 There shall be paid to the Company in respect of the registration of any transfer, such sum, if any, as the directors may from time to time determine.

5.6 In the case of the death of a shareholder, the survivor, or survivors where the deceased was a joint registered holder, and the legal personal representative of the deceased where he was the sole holder, shall be the only persons recognized by the Company as having any title to his interest in the shares. Before recognizing any legal personal representative, the directors may require him to obtain a grant of probate or letters of administration in British Columbia.

5.7 Upon the death or bankruptcy of a shareholder, his personal representative or trustee in bankruptcy, although not a shareholder, shall have the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt shareholder if the documents required by the Act shall have been deposited at the Company's records office.

5.8 Any person becoming entitled to a share in consequence of the death or bankruptcy of a shareholder shall, upon such documents and evidence being produced to the Company as the Act requires or who becomes entitled to a share as a result of an order of a court of competent jurisdiction or a statute, has the right either to be registered as a shareholder in his representative capacity in respect of such share or, if he is a personal representative, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made; but the directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

PART 6

ALTERATIONS

6.1 The Company may by resolution of its directors make any changes in the authorized share structure as may be permitted under Section 54 of the Act, or in its name as may be permitted under Section 263 of the Act, and may by resolution of its directors make or authorize the making of any alterations to these Articles and the notice of articles as may be required by such changes.

6.2 The Company may by ordinary resolution create or vary special rights and restrictions as provided in Section 58 of the Act.

6.3 No alteration as provided in Article 6.2 will be valid as to any part of the issued shares of any class unless the holders of all the issued shares of that class consent to the alteration in writing or consent by special separate resolution.

6.4 Unless these Articles otherwise provide, the provisions of these Articles relating to general meetings will apply, with necessary changes and so far as applicable, to a class meeting of shareholders.

6.5 If the Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

PART 7

PURCHASE AND REDEMPTION OF SHARES

7.1 Subject to the special rights and restrictions attached to any class of shares, the Company may, if authorized by a resolution of the directors and in compliance with the Act, purchase any of its shares at the price and upon the terms specified in such resolution or redeem any class of its shares in accordance with the special rights and restrictions attaching thereto. No such purchase or redemption shall be made if the Company is insolvent at the time of the proposed purchase or redemption, or if the proposed purchase or redemption would render the Company insolvent.

7.2 If the Company proposes, at its option, to redeem some but not all of the shares of any class, the directors may, subject to the special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed shall be selected.

7.3 Subject to the provisions of the Act, any shares purchased, redeemed or otherwise acquired by the Company may be sold, gifted or otherwise disposed of by it, but while such shares are held by the Company, it shall not exercise any vote, pay any dividend nor make any other distribution in respect of such shares.

PART 8

BORROWING POWERS

8.1 The Company, if authorized by the directors, may from time to time:

(a) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as the directors think fit;

(b) issue bonds, debentures and other debt obligations, either outright or as security for any liability or obligation of the Company, or any other person;

(c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the undertaking, property and assets of the Company (both present and future).

8.2 Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of directors and otherwise, and may, by their terms, be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

8.3 Every bond, debenture or other debt obligation of the Company shall be signed manually by at least one director or officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture or other debt obligation appointed by the Company or under any instrument under which the bond, debenture or other debt obligation is

issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture or other debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that is stated on such bond, debenture or other debt obligation to be held at the date of the issue thereof.

PART 9

MEETINGS OF SHAREHOLDERS

9.1 Subject to any extensions of time permitted pursuant to the *Act*, the first annual general meeting of shareholders shall be held within eighteen months from the date the Company is recognized, and thereafter, an annual general meeting shall be held once in every calendar year at such time (being not more than fifteen months after the annual reference date for the preceding calendar year) and place as may be determined by the directors.

9.2 If all the shareholders entitled to vote at an annual general meeting consent by a unanimous resolution under the Act to all the business which is required or desired to be transacted at the meeting, the meeting is deemed to have been held on the date of the unanimous resolution.

9.3 All general meetings, other than annual general meetings, are herein referred to as and may be called extraordinary general meetings.

9.4 The directors may, whenever they think fit, convene an extraordinary general meeting. An extraordinary general meeting if requisitioned in accordance with the Act shall be convened by the directors or, if not convened by the directors, may be convened by the requisitionists as provided in the Act.

9.5 A notice convening a general meeting specifying the place, the day and the hour of the meeting, and in the case of special business, the general nature of that business, shall be given as provided in the Act and in the manner hereinafter in these Articles mentioned, or in such other manner (if any) as may be prescribed by ordinary resolution, whether previous notice thereof has been given or not, to each shareholder entitled to attend the meeting, to each director, to the auditor of the Company and to such other persons as are entitled by law or under these Articles to receive such notice from the Company. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person shall not invalidate the proceedings at that meeting.

9.6 All the shareholders of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, or if they are present at the meeting, by a unanimous vote, waive or reduce the period of notice of such meeting and an entry in the company records of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

9.7 Except as otherwise provided by the Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the records office of the Company or at some other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.

PART 10

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

10.1 All business shall be deemed special business which is transacted at:

(a) an extraordinary general meeting, other than the conduct of and voting at such meeting; and

(b) an annual general meeting, with the exception of the conduct of and voting at such meeting, the consideration of the financial statements and the respective reports of the directors and auditors, fixing or changing the number of directors, approving a motion to elect two or more directors by a single resolution, the election of directors, the appointment of the Auditor, the fixing of the remuneration of the Auditor, and such other business as by these Articles or the Act may be transacted at a general meeting without prior notice thereof being given to the shareholders or any business which is brought under consideration by the report of the directors.

10.2 No business, other than election of the chairman or the adjournment of the meeting shall be transacted at any general meeting unless a quorum of shareholders entitled to attend and vote is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

10.3 Save as herein otherwise provided, a quorum shall be two shareholders or one or more proxyholder(s) representing two shareholders, or one shareholder and a proxyholder representing another shareholder. The directors, the president, if any, the secretary, if any, or in his absence, an assistant-secretary, if any, the auditor for the Company, the solicitor for the Company and any other person invited by the directors shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a shareholder or proxyholder entitled to vote thereat.

10.4 If within half an hour from the time appointed for a general meeting, a quorum is not present, the meeting, if convened upon requisition by the shareholders shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholder or shareholders present or being represented by proxy shall be a quorum.

10.5 The chair of the Board, if any, or in his absence, the president, if any, of the Company, or in his absence, a vice-president of the Company, if any, shall be entitled to preside as chair at every general meeting of the Company.

10.6 If at any general meeting neither the chair of the Board nor the president or a vice-president is present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chair, the directors present shall choose one of their number to be chair, or if all the directors present decline to take the chair or shall fail to do so, or if no director be present, the shareholders present shall choose some other person in attendance, who need not be a shareholder, to be chair.

10.7 The chair may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, notice, but not advance notice of the adjourned meeting shall be

given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

10.8 No motion proposed at a general meeting need be seconded and the chair may propose or second a motion.

10.9 Subject to the provisions of the Act, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy. The chair shall declare to the meeting, the decision on every question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the book of proceedings of the Company. A declaration by the chair that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the book of the proceedings of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against that resolution.

10.10 In the case of an equality of votes, whether on a show of hands or on a poll, the chair of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a casting vote in addition to the vote or votes to which he may be entitled as a shareholder or proxyholder and this provision shall apply notwithstanding the chair is interested in the subject matter of the resolution.

10.11 No poll may be demanded on the election of the chair. A poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken as soon as, in the opinion of the chair, is reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chair of the meeting directs. The result of the poll shall be deemed to be the resolution of and passed at the meeting upon which the poll was demanded. Any business other than that upon which, the poll has been demanded may be proceeded with pending the taking of the poll. A demand for a poll may be withdrawn. In any dispute as to the admission or rejection of a vote, the decision of the chairman made in good faith shall be final and conclusive.

10.12 Every ballot cast upon a poll and every proxy appointing a proxyholder who casts a ballot upon a poll shall be retained by the secretary or such other person designated by the chair for such period and subject to such inspection as the Act may provide.

10.13 On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

10.14 Unless the Act or these Articles otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution.

PART 11

VOTES OF SHAREHOLDERS

11.1 Subject to any special voting rights or restrictions attaching to any class of shares and the restrictions on joint registered holders of shares

(a) on a show of hands

(i) every shareholder who is present in person and entitled to vote shall have one vote, and

(ii) a proxyholder duly appointed by a holder of a share who would have been entitled to vote shall have one vote,

(b) on a poll, every shareholder entitled to vote on the matter shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxyholder.

11.2 Any person who is not registered as a shareholder but is entitled to vote at any general meeting in respect of a share, may vote the share in the same manner as if he were a shareholder; but unless the directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the chair of his right to vote the share before the time for holding the meeting or adjourned meeting, as the case may be, at which he proposes to vote.

11.3 Any corporation (other than a subsidiary of the Company) which is a shareholder of the Company may, by a document signed by two of its directors, or two of its officers, or any one of its directors and one of its officers, or any one member of an executive or other committee, or by resolution of its directors or other governing body, authorize such person as it thinks fit to act as its representative at any general meeting or class meeting. The person so authorized shall be entitled to exercise in respect of and at such meeting, the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual shareholder of the Company personally present, including without limitation, the right, unless restricted by such resolution, to appoint a proxyholder to represent such corporation, and shall be counted for the purpose of forming a quorum if present at the meeting. Evidence of the appointment of any such representative may be sent to the Company by written instrument. Notwithstanding the foregoing, a corporation being a shareholder may appoint a proxyholder.

11.4 In the case of joint registered holders of a share, the vote of the senior who exercises a vote, whether in person or by proxyholder, shall be accepted to the exclusion of the votes of the other joint registered holders; and for this purpose, seniority shall be determined by the order in which the names stand in the central securities register of the Company. Several legal personal representatives of a deceased shareholder whose shares are registered in his sole name shall, for the purpose of this Article, be deemed joint registered holders.

11.5 A shareholder of unsound mind entitled to attend and vote in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonis or other person in the nature of a committee or curator bonis appointed by that court, and any such committee, curator bonis or other person may appoint a proxyholder.

11.6 A shareholder holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more (but not more than five) proxyholders to attend, act and vote for him on the same occasion. If such shareholder should appoint more than one proxyholder for the same occasion, he shall specify the number of shares each proxyholder shall be entitled to vote. A shareholder may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

11.7 A form of proxy shall be in writing executed by the appointor or his attorney authorized in writing, or if the appointor is a corporation, by a duly authorized officer or attorney of such corporation.

11.8 A proxy shall be deposited in the manner hereinafter specified. Unless the Act otherwise requires, a proxyholder need not be a shareholder of the Company.

11.9 Subject as herein provided, a proxy shall be deposited at such place as is specified for that purpose in the notice convening the meeting not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or such other time as is specified in the notice calling the meeting.

11.10 The chair, in his absolute and unfettered discretion may, but is not bound to accept a proxy in substituted form and in his absolute and unfettered discretion may, but is not bound to accept in substituted form, evidence of authority by a corporation to vote or a power of attorney or evidence of other authority under which a proxy is executed. The chairman may, in his unfettered discretion waive the requirement to deposit evidence of the authority under which a proxy or authority by a corporation to vote is executed. In this Article 11.10, "substituted form" shall mean a document produced by means of photocopy, telegraph, telex, telecopy, electronic or any other means of transmission or production which creates a legibly recorded message or copy of a document.

11.11 In addition to any other method of depositing proxies provided for in these Articles, the directors may, from time to time, by resolution make regulations relating to the depositing of proxies at any place or places and fixing the time or times for depositing the proxies not exceeding 48 hours (excluding Saturdays, Sundays and holidays) preceding the meeting or adjourned meeting specified in the notice calling a meeting of shareholders and providing for particulars of such proxies to be sent to the Company or any agent of the Company in writing so as to arrive before the commencement of the meeting or adjourned meeting at the office of the Company or any agent of the Company appointed for the purpose of receiving such particulars and providing that proxies so deposited as required by this Part 11 and votes given in accordance with such regulations shall be valid and counted.

11.12 A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death or incapacity of the shareholder giving the proxy or the authority under which the form of proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting for which the proxy was given before the vote is taken.

11.13 Every proxy may be revoked by instrument in writing

(a) executed by the shareholder giving the same or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and

(b) delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or to the chair of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken

or in any other manner provided by law.

PART 12

DIRECTORS

12.1 The number of directors, excluding additional directors, may be set or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, but notwithstanding anything contained in these Articles, the number of directors shall never be less than one or, if the Company is or becomes a public company, less than three.

12.2 The remuneration of the directors, as such, may from time to time be determined by the directors or, if the directors shall so decide, by the shareholders. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The directors shall be paid such reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and if any director shall perform any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board or, at the option of such director, by the Company in general meeting, and such remuneration may be either in addition to or in substitution for any other remuneration that he may be entitled to receive. The directors, on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity, a pension or an allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

12.3 A director shall not be required to hold a share in the capital of the Company as qualification for his office, but shall be qualified as required by the Act, to become, act or continue to act as a director.

PART 13

ELECTION AND REMOVAL OF DIRECTORS

13.1 At each annual general meeting of the Company, all of the directors shall retire and the shareholders shall elect a Board of Directors consisting of the number of directors for the time being set pursuant to these Articles. If the Company is or becomes a company that is not a public company and the business to be transacted at any annual general meeting is consented to by a unanimous resolution, such annual general meeting shall be deemed, for the purpose of this Part 13, to have been held on the date of such unanimous resolution.

13.2 A retiring director shall be eligible for re-election.

13.3 When the Company fails to hold an annual general meeting in accordance with the Act, the directors then in office shall be deemed to have been elected or appointed as directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may hold office until other directors are appointed or elected or until the day on which the next annual general meeting is held.

13.4 If at any general meeting at which there should be an election of directors, the places of the retiring directors are not filled by such election, such retiring directors who are not re-elected as may be requested by the newly-elected directors shall, if willing to do so, continue in office to complete the

number of directors for the time being set pursuant to these Articles until further new directors are elected at a general meeting convened for the purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to the Articles, such number shall be set at the number of directors actually elected or continued in office.

13.5 Any casual vacancy occurring in the Board of Directors may be filled by the remaining directors or director.

13.6 Between successive annual general meetings, the directors shall have power to appoint one or more additional directors but not more than one-third of the number of directors set pursuant to these Articles and in effect at the last general meeting at which directors were elected. Any director so appointed shall hold office only until the next following annual general meeting of the Company, but shall be eligible for election at such meeting and so long as he is an additional director, the number of directors shall be increased accordingly.

13.7 Any director may, by instrument in writing delivered to the Company, appoint any person who is qualified to act as a director to be his alternate to act in his place at meetings of the directors at which he is not present unless the directors shall have reasonably disapproved the appointment of such person as an alternate director and shall have given notice to that effect to the director appointing the alternate director within a reasonable time after delivery of such instrument to the Company. Every such alternate shall be entitled to notice of the meetings of the directors and to attend and vote as a director at a meeting which the person appointing him is not personally present, and if he is a director, to have a separate vote on behalf of the director he is representing in addition to his own vote. A person may be appointed as an alternate for more than one director and shall have a separate vote for each director so represented. A director may, at any time, by instrument in writing delivered to the Company, revoke the appointment of an alternate appointed by him. The remuneration payable to such alternate shall be payable out of the remuneration of the director appointing him. Every alternate director shall have a direct and personal duty to the Company arising from his alternate directorship, independent of the duties of the director who appointed him.

13.8 The office of director shall be vacated if the director:

(a) dies or resigns his office by notice in writing delivered in accordance with the Act or his term of office expires; or

(b) is convicted of an indictable offence and the other directors shall have resolved to remove him; or

(c) ceases to be qualified as a director pursuant to the Act whereupon, if he does not promptly resign, the other directors may resolve to remove him; or

(d) an order is made pursuant to Section 129 of the Act.

13.9 The Company may, by special resolution, remove any director before the expiration of his term of office, and may, by an ordinary resolution, appoint another person in his stead. If the shareholders do not appoint a director to fill the resulting vacancy contemporaneously with the removal, the directors may appoint, or the shareholders may elect, a director to fill that vacancy.

PART 14

POWERS AND DUTIES OF DIRECTORS

14.1 The directors shall, subject to the Act and these Articles, manage or supervise the management of the business and affairs of the Company and shall have the authority to exercise all such powers of the Company as are not, by the Act or these Articles, required to be exercised by the shareholders of the Company.

14.2 The directors may, from time to time, by power of attorney or other instrument under seal, appoint any person to be the attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the powers of the directors relating to filling vacancies in the board of directors, removing a director, the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration, and subject to such conditions as the directors may think fit, and any such appointment may be made in favour of any of the directors or any of the shareholders of the Company, or in favour of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

14.3 The directors may set the remuneration of the auditor of the Company.

PART 15

CONFLICTS OF INTEREST OF DIRECTORS AND OFFICERS

15.1 If a director or senior officer has a disclosable interest in a contract or transaction, such director or senior officer shall be liable to account to the Company for any profits that accrue to the director or senior officer under or as a result of the contract or transaction unless disclosure is made thereof and the contract or transaction is approved in accordance with the provisions of the Act.

15.2 A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

15.3 A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

15.4 A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts which that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

15.5 The disclosable interest of a director in any contract or transaction or otherwise shall not affect such director's alternate director and such alternate director may be counted in a quorum and may vote upon such the same notwithstanding disqualification of the director, nor shall a disqualification of an alternate director affect the ability of a director to be counted in a quorum or to vote on a contract or transaction in which such director's alternate director shall be disqualified.

15.6 Subject to the Act, a director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in conjunction with his office of director for such period and on such terms (as to remuneration or otherwise) as the directors may determine and no director or intended director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any such other office or place of profit, or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Act, no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested shall be liable to be voided by reason thereof.

15.7 Subject to compliance with the provisions of the Act, a director or his firm may act in a professional capacity for the Company (except as auditor for the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

15.8 A director may be or become a director or other officer or employee of, or otherwise interested in any corporation or firm in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Act, such director shall not be accountable to the Company for any remuneration or other benefits received by him as a director, officer or employee of, or from his interest in such other corporation or firm prior to the Company in general meeting directing otherwise.

PART 16

PROCEEDINGS OF DIRECTORS

16.1 The chair of the Board, if any, or in his absence, the president, if any, if the president is a director, shall preside as chair at every meeting of the directors, or if there is no chair of the Board or neither the chair of the Board nor the president is present within fifteen minutes of the time appointed for holding the meeting or is unwilling to act as chair, or if the chair of the Board, if any, and the president, if any, if the president is a director have advised the secretary that they will not be present at the meeting, the directors present shall choose one of their number to be chair of the meeting. If the Company is a public company and is required or is desirous of holding a meeting of the directors who are independent of management, the chair of the independent Board or vice chair shall chair such meeting or if such chair or vice chair is absent or unwilling to act as chair, the independent directors present may choose one of their number to be chair.

16.2 The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chair shall not have a second or casting vote. Meetings of the Board held at regular intervals may be held at such place, at such time and upon such notice (if any) as the Board may by resolution from time to time determine.

16.3 One or more directors, or all directors, may participate in a meeting of the Board or of any committee of the directors by means of conference telephones or other communication medium by means of which the directors participating in the meeting can communicate with each other provided that a

majority of such directors agree to such participation. A director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

16.4 A director may, and the secretary or an assistant secretary of the Company, if any, upon request of a director, shall call a meeting of the Board at any time. Reasonable notice of such meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each of the directors and alternate directors at his address as it appears on the books of the Company or by leaving it at his usual business or residential address, or by telephone, telegram, telex, electronic mail or any method of transmitting legibly recorded message. It shall not be necessary to give notice of a meeting of directors to any director or alternate director if such meeting is to be held immediately following a general meeting at which such director shall have been elected or is the meeting of directors at which such director is appointed.

16.5 Any director of the Company may file with the Company, a document executed by him, waiving notice of any past, present or future meetings of the directors being or required to have been sent to him and may, at any time, withdraw such waiver with respect to meetings held thereafter. After filing such waiver with respect to future meetings, until such notice is withdrawn, no notice need be given to such director, and unless the director otherwise requires in writing to the Company, to his alternate director, of any meeting of directors and all meetings of the directors so held shall be deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

16.6 The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be a majority of the directors or, if the number of directors is fixed at one, shall be one director.

16.7 The continuing directors may, notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of directors, act only for the purpose of increasing the number of directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

16.8 Subject to the provisions of the Act, all acts done by any meeting of the directors or of a committee of directors, or by any person acting as a director or officer, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any of such directors or the members of such committee or persons acting aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a director or officer, as the case may be.

16.9 A resolution consented to in writing by all of the directors or alternate directors entitled to vote on it shall be as valid and effectual as if it had been passed at a meeting of the directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the directors and shall be effective on the date stated thereon or on the latest day stated on any counterpart. A resolution may be consented to by a director or alternate director who has a disclosable interest in the subject matter of the resolution provided that he has otherwise complied with the provisions of these Articles and the Act.

PART 17

EXECUTIVE AND OTHER COMMITTEES

17.1 The directors may, by resolution, create and appoint an executive committee to consist of such member or members of their body as they think fit, which committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies on the Board, the power to remove a director, the power to change the membership of or fill vacancies in any committee of the Board, and such other powers, if any, as may be specified in the resolution. The said committee shall keep regular minutes of its transactions and shall cause them to be recorded in the books for that purpose, and shall report the same to the Board at such times as the Board may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts done by the executive committee except as to the acts done before such revocation or overriding and to terminate the appointment or change the membership of such committee and to fill vacancies on it. The executive committee may make rules for the conduct of its business and may appoint such assistants as it may deem necessary. A majority of the members of the said committee shall constitute a quorum thereof.

17.2 The directors may, by resolution, create and appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee, such powers of the Board as the Board may designate or prescribe (except the power to fill vacancies in the Board, the power to remove a director, the power to change the membership of, or fill vacancies in, any committee of the Board and the power to appoint or remove officers appointed by the Board) subject to such conditions as may be prescribed in such resolution, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose, and shall report same to the Board at such times as the Board may from time to time require. The directors shall also have power at any time to revoke or override any authority given to or acts to be done by any such committees except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of a committee and to fill vacancies in it. Committees may make rules for the conduct of their business and may appoint such assistants as they may deem necessary. A majority of the members of a committee shall constitute a quorum thereof.

17.3 The executive committee and any other committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present, and in case of an equality of votes, the chairman shall not have a second or casting vote. A resolution approved in writing by all the members of the executive committee or any other committee shall be as valid and effective as it if had been passed at a meeting of such committee duly called and constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

PART 18

OFFICERS

18.1 The directors shall, from time to time, appoint such officers, if any, as the directors shall determine and the directors may, at any time, terminate any such appointment.

18.2 Other than the chair of the Board or the managing director, officers need not be directors. No officer shall be appointed unless that officer is qualified in accordance with the Act. The remuneration of the officers of the Company as such and the terms and conditions of their tenure of office or employment shall, from time to time, be determined by the directors; such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an officer may, in addition to such remuneration, be entitled to receive, after he ceases to hold such office or leaves the employment of the Company, a pension or gratuity. The directors may decide what functions and duties each officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may, from time to time, revoke, withdraw, alter or vary all or any of such functions, duties and powers.

PART 19

INDEMNITY AND PAYMENT OF EXPENSES OF DIRECTORS AND OFFICERS

19.1 Subject to the provisions of the Act, the directors shall cause the Company to indemnify and pay all eligible penalties and expenses of an eligible party and, where appropriate, the heirs and personal or other legal representatives of an eligible party in accordance with the provisions of the Act. Each director, alternate director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 19.1.

19.2 The failure of a director, alternate director or officer of the Company to comply with the provisions of the Act or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

19.3 The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

PART 20

DIVIDENDS AND RESERVES

20.1 Subject to the Act, the directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any shareholder. The provisions of this Article 20.1 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the directors as to the amount of such funds or assets available for dividends shall be conclusive. The Company may pay any such dividend wholly or in part by the distribution of specific assets and in particular, by paid-up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Company or the directors and where any difficulty arises with regard to such a distribution, the directors may settle the same as they think expedient, and in particular, may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled shall be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the directors.

20.2 Any dividend declared on shares of any class by the directors may be made payable on such date as is fixed by the directors.

20.3 Subject to the rights of shareholders (if any) holding shares with special rights as to dividends, all dividends on shares of any class or series shall be declared and paid according to the number of shares held.

20.4 The directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends, such sums as they think proper as a reserve or reserves, which shall, at the discretion of the directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the directors may from time to time think fit. The directors may also, without placing the same in reserve, carry forward such funds which they think prudent not to divide.

20.5 If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonuses or other monies payable in respect of the share.

20.6 No dividend shall bear interest against the Company. Where the dividend to which a shareholder is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

20.7 Any dividend, bonuses or other monies payable in cash in respect of shares may be paid by cheque or warrant sent through the post, directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the central securities register, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extent the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

20.8 Notwithstanding anything contained in these Articles, the directors may, from time to time, capitalize any undistributed surplus of the Company on hand and may, from time to time, issue as fully paid and non assessable, any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

PART 21

DOCUMENTS, RECORDS AND REPORTS

21.1 The Company shall keep at its records office or at such other place as the Act may permit, the documents, copies, registers, minutes and records which the Company is required by the Act to keep at its records office or such other place, as the case may be.

21.2 The Company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company in order to properly record the affairs and condition of the Company and to comply with the Act.

21.3 Unless the directors determine otherwise, or unless otherwise determined by an ordinary resolution, no shareholder of the Company shall be entitled to inspect the accounting records of the Company.

21.4 The directors shall, from time to time, at the expense of the Company, cause to be prepared and laid before the shareholders in general meeting such financial statements and reports as are required by the Act, provided always that if the Company is a public company, the Company shall provide financial statements in accordance with applicable securities regulatory requirements.

PART 22

NOTICES

22.1 Unless the Act or these Articles requires otherwise, a notice, statement, report or other record may be given or delivered by the Company to any shareholder, director or officer either by delivery to him personally or by sending it by mail to him at his registered address, in the case of a shareholder, or at the prescribed address for mailing shown for the director or officer in the records kept by the Company, in the case of a director or officer, or the mailing address provided by the recipient for the sending of that record or records of that class or by fax or electronic mail to the fax number or electronic mail address provided by the intended recipient for the sending of that record or records of the class or as otherwise permitted by any securities legislation in any jurisdiction in North America that is applicable to the Company and all rules and regulations made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directives issued by securities commissions or similar authorities appointed under that legislation. Where a notice, statement, report or other record is sent by mail, service or delivery of the notice, statement, report or other record shall be deemed to be effected by properly addressing, prepaying and mailing the notice, statement, report or other record and shall be deemed to have been given on the day, (Saturdays, Sundays and holidays excepted), following the date of mailing. A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company that the letter, envelope or wrapper containing the notice, statement, report or other record was so addressed, prepaid and mailed shall be conclusive evidence thereof.

22.2 A notice, statement, report or other record may be given or delivered by the Company to the joint holders of a share by giving notice to the joint holder first named in the central securities register in respect of the share.

22.3 A notice, statement, report or other record may be given or delivered by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by sending it through the mail, prepaid, addressed to them by name or by the title of representative of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address (if any) supplied to the Company for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving notice in the manner in which same might have been given if the death, bankruptcy or incapacity had not occurred.

22.4 Notice of every general meeting or meeting of shareholders holding a class of shares shall be given in the manner hereinbefore authorized to every shareholder holding at the time of the issue of the notice or the date fixed for determining the shareholders entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting. No other person except the auditor of the Company and the directors of the Company shall be entitled to receive notices of any such meeting.

22.5 Notwithstanding the preceding Articles in this Part, if the Company is or becomes a public company, the Company shall give notices and provide statements, reports and other records in accordance with applicable securities regulatory requirements.

PART 23

RECORD DATES

23.1 The directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the Act preceding the date of any meeting of shareholders of any class of shares, or of the payment of any dividend, or of the proposed taking of any other proper action requiring the determination of shareholders, as the record date for the determination of the shareholders entitled to notice of, or to attend and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other proper purpose and, in such case, notwithstanding anything elsewhere contained in these Articles, only shareholders of record on the date so fixed shall be deemed to be shareholders for the purposes aforesaid. If the Company is or becomes a public company, it shall, notwithstanding the foregoing, comply with the requirements of appropriate securities regulatory requirements.

23.2 Where no record date is so fixed for the determination of shareholders as provided in the preceding Article, the date on which the notice is mailed or on which the resolution declaring the dividend is adopted, as the case may be, shall be the record date for such determination.

PART 24

SEAL

24.1 The directors may provide a seal for the Company and, if they do so, shall provide for the safe custody of the seal which shall not be affixed to any instrument except in the presence of the following persons, namely:

(a) any two directors, or

(b) any officer, together with any director, or

(c) if the Company shall have only one director, that director, or

(d) such person or persons as the directors may from time to time by resolution determine,

and the said directors, officers, person or persons in whose presence the seal is so affixed to an instrument shall sign such instrument. For the purpose of certifying under seal a certificate of incumbency of the directors or officers or a true copy of any document or resolution, the seal may be affixed in the presence of any one of the foregoing persons.

24.2 To enable the seal of the Company to be affixed to any bonds, debentures, share certificates or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Act and/or these Articles printed or otherwise mechanically reproduced, there may be delivered to the person

employed to engrave, lithograph or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the Company's seal and the chair of the Board or any senior officer may in writing authorize person to cause the Company's seal to be affixed to such definitive or interim bonds, debentures, share certificates or other securities by the use of such dies. Bonds, debentures, share certificates and other securities to which the Company's seal has been so affixed shall, for all purposes, be deemed to be under and to bear the Company's seal lawfully affixed thereto.

24.3 The Company may have for use in any other province, state, territory or country an official seal which shall have on its face, the name of the province, state, territory or country where it is to be used and all of the powers conferred by the Act with respect thereto may be exercised by the directors or by a duly authorized agent of the Company.

PART 25

MECHANICAL REPRODUCTION OF SIGNATURES

25.1 The signature of any officer, director, registrar, branch registrar, transfer agent or branch transfer agent of the Company, unless otherwise required by the Act or by these Articles may, if authorized by the directors, be printed, lithographed, engraved or otherwise mechanically reproduced upon all instruments executed or issued by the Company or any officer thereof; and any instrument on which the signature of any such person is so reproduced shall be deemed to have been manually signed by such person whose signature is so reproduced and shall be as valid to all intents and purposes as if such instrument had been signed manually, and notwithstanding that the person whose signature is so reproduced may have ceased to hold the office that he is stated on such instrument to hold at the date of the delivery or issue of such instrument.

25.2 The term "instrument" as used in Article 25.1 shall include deeds, mortgages, hypotheses, charges, conveyances, transfers and assignments of property, real or personal, agreements, releases, receipts and discharges for the payment of money or other obligations, shares and share warrants of the Company, bonds, debentures and other debt obligations of the Company, and all paper writings.

PART 26

PROHIBITIONS

26.1 If the Company is, or becomes a company which is not a public company, then no shares shall be transferred without the previous consent of the directors expressed by a resolution of the Board and the directors shall not be required to give any reason for refusing any such proposed transfer.

PART 27

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO PREFERRED SHARES

The Preferred Shares as a class will have attached to them the following special rights and restrictions:

27.1 The Board may issue the Preferred Shares at any time and from time to time in one or more series. Before any Preferred Shares of a particular series are issued, the Board will fix the number of shares in that series and will determine, subject to the limitations set out in these Articles, the designation, rights, privileges, restrictions, and conditions to be attached to the Preferred Shares of that series, including (as examples only), without limiting the generality of the foregoing:

(a) the rate, amount, or method of calculation of preferential dividends, whether cumulative or non-cumulative or partially cumulative, the date from which preferential dividends will accrue, and the date and place of payment;

(b) the right to convert or exchange Preferred Shares into common shares or other shares, bonds, debentures, securities, or otherwise;

(c) the right of the Company to redeem or repurchase Preferred Shares, and the redemption price and terms and conditions of redemption;

(d) the prices and other terms and conditions of rights of retraction;

(e) the right to receive notice of or to attend or to vote at any meeting of shareholders of the Company; and

(f) any sinking fund, purchase fund, or other provisions attaching to the Preferred Shares.

27.2 No rights, privileges, restrictions, or conditions attached to a series of Preferred Shares will confer on that series a priority over any other series of Preferred Shares in respect of dividends or return of capital in the event of the liquidation, dissolution, or winding-up of the Company. The Preferred Shares of each series will rank on a parity with the Preferred Shares of every other series with respect to priority in the payment of dividends and the return of capital and the distribution of the Company's assets in the event of the liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the Company's assets among its shareholders for the purpose of winding up its affairs.

27.3 The Preferred Shares will be entitled to priority over the Company's common shares and over any other class of shares of the Company ranking junior to the Preferred Shares with respect to the payment of dividends and the return of capital and the distribution of assets in the event of the liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the Company's assets among its shareholders for the purpose of winding up its affairs.

27.4 If any amount payable in respect of:

(a) cumulative dividends, whether or not declared; or

(b) declared non-cumulative dividends; or

(c) a return capital in the event of the liquidation, dissolution, or winding-up of the Company in respect of a series of Preferred Shares,

is not paid in full, the Preferred Shares of all series will participate ratably in respect of all accumulated dividends, whether or not declared, and all declared non-cumulative dividends in

accordance with the amounts that would be payable on those shares if all dividends were declared and paid in full, and in respect of amounts payable on return of capital in the event of the liquidation, dissolution, or winding-up of the Company, in accordance with the amounts that would be payable on the repayment of capital if all amounts so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all claims as aforesaid, the claims of the holders of the Preferred Shares with respect to the amounts payable on return of capital will be paid and satisfied first and any assets remaining thereafter will be applied towards the payment and satisfaction of claims in respect of dividends.

27.5 The Preferred Shares of any series may also be given other preferences not inconsistent with the provisions of this Article 27 over the common shares and over any other class of shares ranking junior to the Preferred Shares, as may be determined in the case of that series of Preferred Shares.

27.6 In the event of the liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the Company's assets among its shareholders for the purpose of winding up its affairs, the holders of each series of Preferred Shares will, before any amount is paid to or any property or assets of the Company distributed among the holders of the Company's common shares or any other class of shares of the Company ranking junior to the Preferred Shares, be entitled to receive:

(a) an amount equal to the stated capital attributed to each series of Preferred Shares, respectively, together with:

(i) in the case of a series of Preferred Shares entitled to cumulative dividends thereof, all unpaid accumulated cumulative dividends, whether or not declared (which for this purpose will be calculated as if the cumulative dividends were accruing from day to day from the expiration of the last period for which the cumulative dividends were paid up to but excluding the date of distribution); and

(ii) in the case of a series of Preferred Shares entitled to non-cumulative dividends, all declared and unpaid non-cumulative dividends thereon; and

(b) if the liquidation, dissolution, winding-up, or distribution is voluntary, an additional amount, if any, equal to any premium that would have been payable on the redemption of any series of Preferred Shares had they been called for redemption by the Company effective the date of distribution and, if any series of Preferred Shares could not be redeemed on that date, an additional amount equal to the greatest premium, if any, that would have been payable on the redemption of any other series of Preferred Shares.

27.7 Except with the approval of all of the holders of the Preferred Shares, the Company will not at any time:

(a) declare or pay or set apart for payment any dividends on the common shares or any other class of shares of the Company ranking junior to the Preferred Shares; or

(b) call for redemption, redeem, purchase for cancellation, acquire for value, or reduce or otherwise pay off any of the Preferred Shares (less than the total amount then outstanding) or any common shares or any other class of shares of the Company ranking junior to the Preferred Shares,

unless and until all dividends up to and including the dividends payable for the last completed period for which dividends are payable on each series of Preferred Shares then issued and outstanding have been declared and paid or set apart for payment at the date of declaration or payment or setting apart for payment on the common shares or the other shares of the Company ranking junior to the Preferred Shares or at the date of the call for redemption, purchase, acquisition, reduction, or other payment, as the case may be.

27.8 Except as referred to in these Articles or as otherwise provided by law or in accordance with any voting rights that may from time to time be attached to any series of Preferred Shares, the holders of the Preferred Shares as a class will not be entitled to receive notice of, attend, or vote at any meeting of the Company's shareholders.

27.9 The approval of the holders of the Preferred Shares, given in the manner described in section 27.10 below, will be required for:

(a) the creation of any new shares ranking prior to or on a parity with the Preferred Shares; and

(b) the issuance of any additional series of Preferred Shares or of any shares ranking prior to or on a parity with the Preferred Shares, if, but only so long as, any cumulative dividends are in arrears or any declared non-cumulative dividends are unpaid on any outstanding series of Preferred Shares.

27.10 The approval of the holders of the Preferred Shares with respect to any and all matters in this Article 27 may be given by at least 2/3 of the votes cast at a meeting of the holders of the Preferred Shares duly called for that purpose, held on at least 21 days' notice, and at which the holders of a majority of the outstanding Preferred Shares are present or represented by proxy. If at any meeting the holders of a majority of the Preferred Shares are not present or represented by proxy within 30 minutes of the time appointed for the meeting, then the meeting will be adjourned to the same day in the next week and to the same time and place, and no notice of the adjourned meeting need be given. If at the adjourned meeting the holders of a majority of the Preferred Shares are not present or represented by proxy within 30 minutes of the time appointed for the meeting, the holders of the Preferred Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed at that meeting by at least 2/3 of the votes cast at that meeting will constitute the approval of the holders of the Preferred Shares. The formalities to be observed with respect to the giving of notice of any meeting and the conduct of the meeting will be those from time to time prescribed by the Company Act and these Articles with respect to meetings of shareholders. On every poll taken at any meeting or adjourned meeting, every holder of Preferred Shares will be entitled to one vote in respect of each Preferred Share held.

END